InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2013, 2012 and 2011

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Table of contents

Management's Report	3

Auditor's Report to the Shareholders	4

Consolidated Balance Sheets	6

Consolidated Income Statements	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10

Notes to the Consolidated Financial Statements	11

Consolidated Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework (1992). Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2013 has been audited by PricewaterhouseCoopers, Chartered Accountants, as stated in their report which is located on pages 4–5 of InterOil Corporation’s 2013 Annual Financial Statements.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the independent auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board of Directors.

The 2013 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards issued by the Public Company Accounting Oversight Board, on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Michael Hession	/s/ Donald Spector
Michael Hession	Donald Spector
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Independent Auditor’s Report

To the Shareholders of InterOil Corporation

We have completed integrated audits of InterOil Corporation’s and its subsidiaries’ 2013, 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of InterOil Corporation and its subsidiaries, which comprise the Consolidated Balance Sheets as at December 31, 2013, December 31, 2012, and December 31, 2011, and the Consolidated Income Statements, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of InterOil Corporation as at December 31, 2013, December 31, 2012, and December 31, 2011, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards issued by International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited InterOil Corporation’s and its subsidiaries’ internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Consolidated Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, InterOil Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers

Chartered Accountants

Sydney, Australia

March 31, 2014

Consolidated Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,	January 1,
	2013	2012	2011	2011
	$	$ (revised) *	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents (note 5)	61,966,539	49,720,680	68,575,269	232,424,858
Cash restricted (note 7)	36,149,544	37,340,631	32,982,001	40,664,995
Short term treasury bills - held-to-maturity (note 7)	-	-	11,832,110	-
Trade and other receivables (note 8)	98,638,110	161,578,481	137,796,513	49,004,667
Derivative financial instruments (note 7)	-	233,922	595,440	-
Other current assets	1,054,847	832,869	862,049	498,302
Inventories (note 9)	158,119,181	194,871,339	171,071,799	127,137,360
Prepaid expenses	8,125,270	8,517,340	5,477,596	3,593,574
Total current assets	364,053,491	453,095,262	429,192,777	453,323,756
Non-current assets:
Cash restricted (note 7)	17,065,000	11,670,463	6,268,762	6,613,074
Plant and equipment (note 10)	244,383,962	255,031,257	246,031,378	225,166,865
Oil and gas properties (note 11)	584,807,023	510,669,431	362,852,766	255,294,738
Deferred tax assets (note 12)	48,230,688	63,526,458	35,965,273	28,477,690
Other non-current receivables (note 18)	29,700,534	5,000,000	-	-
Investments accounted for using the equity method (note 24)	17,557,838	-	-	-
Available-for-sale investments (note 13)	-	4,304,176	3,650,786	-
Total non-current assets	941,745,045	850,201,785	654,768,965	515,552,367
Total assets	1,305,798,536	1,303,297,047	1,083,961,742	968,876,123
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 14)	134,027,347	178,313,483	156,598,973	72,521,373
Income tax payable	17,087,974	11,977,681	4,085,137	955,074
Derivative financial instruments (note 7)	1,869,253	-	11,457	178,578
Working capital facilities (note 15)	36,379,031	94,290,479	16,480,503	51,254,326
Unsecured loan and current portion of secured loans (note 16)	134,775,077	31,383,115	19,393,023	14,456,757
Current portion of Indirect participation interest (note 17)	12,097,363	15,246,397	540,002	540,002
Total current liabilities	336,236,045	331,211,155	197,109,095	139,906,110
Non-current liabilities:
Secured loans (note 16)	65,681,425	89,446,137	26,037,166	34,813,222
2.75% convertible notes liability (note 21)	62,662,628	59,046,581	55,637,630	52,425,489
Deferred gain on contributions to LNG project (note 24)	-	5,191,101	4,700,915	4,694,936
Indirect participation interest (note 17)	7,449,409	16,405,393	34,134,840	34,134,387
Other non-current liabilities (note 18)	96,000,000	20,961,380	-	-
Asset retirement obligations (note 19)	4,948,017	4,978,334	4,562,269	-
Deferred tax liabilities (note 12)	-	-	1,889,391	-
Total non-current liabilities	236,741,479	196,028,926	126,962,211	126,068,034
Total liabilities	572,977,524	527,240,081	324,071,306	265,974,144
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 20)	953,882,273	928,659,756	905,981,614	895,651,052
Authorized - unlimited
Issued and outstanding - 49,217,242
(Dec 31, 2012 - 48,607,398)
(Dec 31, 2011 - 48,121,071)
2.75% convertible notes (note 21)	14,297,627	14,298,036	14,298,036	14,298,036
Contributed surplus (note 20)	26,418,658	21,876,853	25,644,245	16,738,417
Accumulated Other Comprehensive Income	4,541,913	25,032,953	29,380,882	9,261,177
Conversion options (note 17)	-	12,150,880	12,150,880	12,150,880
Accumulated deficit	(266,319,459)	(225,961,512)	(227,565,221)	(245,217,682)
Total equity attributable to owners of InterOil Corporation	732,821,012	776,056,966	759,890,436	702,881,880
Non-controlling interest	-	-	-	20,099
Total equity	732,821,012	776,056,966	759,890,436	702,901,979
Total liabilities and equity	1,305,798,536	1,303,297,047	1,083,961,742	968,876,123

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Consolidated Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Consolidated Income Statements (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$ (revised)*	$ (revised)*

Revenue
Sales and operating revenues	1,395,698,906	1,308,051,816	1,106,533,853
Interest	81,699	247,882	1,356,122
Other	4,347,963	12,257,833	11,058,090
	1,400,128,568	1,320,557,531	1,118,948,065

Changes in inventories of finished goods and work in progress	(36,752,158)	23,799,540	43,934,439
Raw materials and consumables used	(1,222,760,734)	(1,242,987,054)	(1,064,866,361)
Administrative and general expenses	(37,664,297)	(40,576,580)	(40,188,605)
Derivative (losses)/gains	(6,157,231)	(4,229,190)	2,006,321
Legal and professional fees	(11,169,769)	(5,187,704)	(5,150,107)
Exploration costs, excluding exploration impairment (note 11)	(18,793,902)	(13,901,558)	(18,435,150)
Finance costs	(28,603,278)	(28,614,981)	(18,163,769)
Depreciation and amortization	(23,411,336)	(21,855,228)	(20,111,016)
Gain on conveyance of oil and gas properties (note 11)	500,071	4,418,170	-
Gain/(loss) on available-for-sale investment (note 13)	3,719,907	-	(3,420,406)
Foreign exchange (losses)/gains	(41,209,608)	(40,260)	25,031,788
Share of net profit/(loss) of joint venture partnership accounted for using the equity method (note 24)	2,275,090	(490,186)	(2,662,204)
	(1,420,027,245)	(1,329,665,031)	(1,102,025,070)
(Loss)/profit before income taxes	(19,898,677)	(9,107,500)	16,922,995

Income taxes
Current tax expense (note 12)	(13,453,725)	(15,883,469)	(5,512,842)
Deferred tax (expense)/benefit (note 12)	(7,005,545)	26,594,678	6,248,509
	(20,459,270)	10,711,209	735,667

(Loss)/profit for the period	(40,357,947)	1,603,709	17,658,662

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(40,357,947)	1,603,709	17,652,461
Non-controlling interest	-	-	6,201
	(40,357,947)	1,603,709	17,658,662

Basic (loss)/profit per share	(0.83)	0.03	0.37
Diluted (loss)/profit per share	(0.83)	0.03	0.36
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,793,986	48,352,822	47,977,478
Diluted (Expressed in number of common shares)	48,793,986	49,357,256	49,214,190

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Consolidated Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$

(Loss)/profit for the period	(40,357,947)	1,603,709	17,658,662

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange (loss)/gain on translation of foreign operations, net of tax	(20,245,215)	(5,001,319)	20,527,270
(Loss)/gain on available-for-sale financial assets, net of tax	(245,825)	653,390	(407,565)
Other comprehensive (loss)/income for the period, net of tax	(20,491,040)	(4,347,929)	20,119,705
Total comprehensive (loss)/income for the period	(60,848,987)	(2,744,220)	37,778,367

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(60,848,987)	(2,744,220)	37,772,166
Non-controlling interests	-	-	6,201
	(60,848,987)	(2,744,220)	37,778,367

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Consolidated Statements of Changes in Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Transactions with owners as owners:	$	$	$
Share capital
At beginning of year	928,659,756	905,981,614	895,651,052
Issue of capital stock (note 20)	25,222,517	22,678,142	10,330,562
At end of year	953,882,273	928,659,756	905,981,614
2.75% convertible notes
At beginning of year	14,298,036	14,298,036	14,298,036
Conversion of convertible notes during the year (note 21)	(409)	-	-
At end of year	14,297,627	14,298,036	14,298,036
Contributed surplus
At beginning of year	21,876,853	25,644,245	16,738,417
Fair value of options and restricted stock transferred to share capital	(12,380,121)	(11,649,459)	(5,598,009)
Stock compensation expense	4,770,971	7,882,067	14,721,387
Gain on conversion of 2.75% convertible notes	75	-	-
Loss on buyback of non-controlling interest	-	-	(217,550)
Waiver of all remaining IPI conversion options (note 17)	12,150,880	-	-
At end of year	26,418,658	21,876,853	25,644,245
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of year	24,787,128	29,788,447	9,261,177
Foreign currency translation movement for the year, net of tax	(20,245,215)	(5,001,319)	20,527,270
Foreign currency translation reserve at end of year	4,541,913	24,787,128	29,788,447
Gain/(loss) on available-for-sale financial assets
At beginning of year	245,825	(407,565)	-
(Loss)/gain on available-for-sale financial assets as a result of foreign currency translation, net of tax	(277,553)	449,413	(407,565)
(Loss)/gain on revaluation of available-for-sale financial assets, net of tax	(203,977)	203,977	-
Gain on disposal of available-for-sale financial assets, net of tax	235,705	-	-
Gain on available-for-sale financial assets at end of year	-	245,825	(407,565)
Accumulated other comprehensive income at end of year	4,541,913	25,032,953	29,380,882
Conversion options
At beginning of year	12,150,880	12,150,880	12,150,880
Transfer of balance to contributed surplus (note 17)	(12,150,880)	-	-
At end of year	-	12,150,880	12,150,880
Accumulated deficit
At beginning of year	(225,961,512)	(227,565,221)	(245,217,682)
Net (loss)/profit for the year	(40,357,947)	1,603,709	17,652,461
At end of year	(266,319,459)	(225,961,512)	(227,565,221)
Total InterOil Corporation shareholders' equity at end of year	732,821,012	776,056,966	759,890,436

Transactions with non-controlling interest
At beginning of year	-	-	20,099
Net profit for the year	-	-	6,201
Buyback of non-controlling interest	-	-	(26,300)
At end of year	-	-	-
Total equity at end of period	732,821,012	776,056,966	759,890,436

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$ (revised) *	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the year	(40,357,947)	1,603,709	17,658,662
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	23,411,336	21,855,228	20,111,016
Deferred tax	15,295,770	(29,450,576)	(5,598,192)
Gain on conveyance of exploration assets	(500,071)	(4,418,170)	-
Accretion of convertible notes liability	3,617,760	3,408,951	3,212,141
Amortization of deferred financing costs	4,589,536	598,698	223,944
Timing difference between derivatives recognized and settled	2,103,175	350,061	(762,561)
Stock compensation expense, including restricted stock	4,770,970	7,882,067	14,721,387
Inventory write down	-	322,535	259,406
Accretion of asset retirement obligation liability	356,830	331,096	159,356
Non-cash settlement on PNGEI buyback	6,837,000	-	-
Gain on conversion of convertible notes	(500)	-	-
(Gain)/loss on Flex LNG investment	(3,719,907)	-	3,420,406
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	(2,275,090)	490,186	2,662,204
Unrealized foreign exchange gain	(352,348)	(1,070,269)	(2,618,814)
Change in operating working capital
Increase in trade and other receivables	(21,273,999)	(43,579,657)	(54,630,047)
Decrease/(increase) in other current assets and prepaid expenses	170,092	(3,010,564)	(2,247,769)
Decrease/(increase) in inventories	30,610,288	(28,886,641)	(28,003,484)
Increase in trade and other payables	47,360,333	25,912,734	73,291,275
Net cash generated from/(used in) operating activities	70,643,228	(47,660,612)	41,858,930

Investing activities
Expenditure on oil and gas properties	(128,285,583)	(179,779,865)	(116,492,551)
Proceeds from IPI cash calls	29,942,167	3,497,542	749,794
Expenditure on plant and equipment	(25,951,297)	(30,855,107)	(36,874,794)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	20,000,000	-
Maturity of/(investment in) short term treasury bills	-	11,832,110	(11,832,110)
Proceeds from disposal of/(acquisition of) Flex LNG Ltd shares, net of transaction costs	7,778,258	-	(7,478,756)
(Increase)/decrease in restricted cash held as security on borrowings	(4,203,450)	(9,760,331)	8,027,306
Change in non-operating working capital
Decrease/(increase) in trade and other receivables	5,000,000	5,000,000	(10,000,000)
(Decrease)/increase in trade and other payables	(17,744,539)	22,115,815	(6,399,657)
Net cash used in investing activities	(133,464,444)	(157,949,836)	(180,300,768)

Financing activities
Repayments of OPIC secured loan	-	(35,500,000)	(9,000,000)
(Repayments to)/proceeds from Mitsui for Condensate Stripping Plant	(34,375,748)	3,578,489	9,872,532
Proceeds from drawdown of Westpac secured loan	-	15,000,000	-
Repayments of Westpac secured loan	(12,857,000)	(2,143,000)	-
Proceeds from drawdown of BSP and Westpac secured facility (net of transaction costs)	33,835,101	-	-
Repayments of BSP and Westpac secured facility	(11,070,578)	-	-
Proceeds from drawdown of Credit Suisse secured facility (net of transaction costs)	93,042,488	-	-
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	73,600,000	20,000,000	-
(Repayments of)/proceeds from working capital facility	(57,911,448)	77,809,976	(34,773,823)
(Repayments of)/proceeds from ANZ, BSP & BNP syndicated loan	(16,000,000)	95,924,091	-
Proceeds from issue of common shares, net of transaction costs	6,839,930	11,028,683	4,488,703
Payment on conversion of convertible notes	(1,546)	-	-
Net cash generated from/(used in) financing activities	75,101,199	185,698,239	(29,412,588)

Increase/(decrease) in cash and cash equivalents	12,279,983	(19,912,209)	(167,854,426)
Cash and cash equivalents, beginning of year	49,720,680	68,575,269	232,424,858
Exchange (losses)/gains on cash and cash equivalents	(34,124)	1,057,620	4,004,837
Cash and cash equivalents, end of year	61,966,539	49,720,680	68,575,269
Comprising of:
Cash on Deposit	31,738,440	49,086,353	18,487,116
Short Term Deposits	30,228,099	634,327	50,088,153
Total cash and cash equivalents, end of year	61,966,539	49,720,680	68,575,269

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Consolidated Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development of hydrocarbon structures in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes production of refined petroleum products at Napa Napa in Port Moresby, PNG, for domestic market and export markets, and Midstream Liquefaction includes the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment markets and distributes refined products domestically in PNG on a wholesale and retail basis. Corporate segment provides support to our other business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations. This segment also manages our shipping business which currently operates two vessels that transport petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

These consolidated financial statements were approved by the Directors for issue on March 31, 2014. The Directors have the power to amend and reissue the financial report.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB. The consolidated financial statements for the year ended December 31, 2013 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

-	Net realizable value of inventory: Inventory is recorded at the lower of cost or net realizable value. To determine the net realizable value of finished goods inventory, the IPP pricing from January 2014 is considered (IPP is based on December MOPS product pricing) along with estimated Naphtha, LSWR and LPG pricing based on the expected date of sale. The estimates are based on the most reliable evidence available at the time the estimates are made, of the amounts that are expected to be realized. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the reporting period.

-	Convertible notes: The convertible notes are assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that the note instrument mainly exhibits characteristics that are liability in nature, however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity. Management valued the liability component first and assigned the residual value to the equity component. Management fair valued the liability component by deducting the premium paid by holders specifically for the conversion feature. The conversion price of $95.625 per share includes a premium of 27.5% to the issue price of the concurrent common shares offering of $75 per share. Therefore, the $70,000,000 total issue represents 127.5% of the liability portion.

Consolidated Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Asset retirement obligation: A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end. As a result of an independent assessment of the potential asset retirement obligations of the refinery, management has recognized an asset retirement obligation at December 31, 2013 of $4,948,017. The inflation factor used in the independent assessment of the retirement obligation is 2.6% and the fair value of the best estimate was derived based on discounting the obligation to the current period end using a discount rate of 7.78%.

-	Environmental remediation: Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. The Company currently does not have any amounts accrued for environmental remediation obligations as current legislation does not require it. Future legislative action and regulatory initiatives could result in changes to the Company’s operating permits which may result in increased capital expenditures and operating costs.

-	Share-based payments: The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date, expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock on grant date is the market value of the stock. The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Income taxes: The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. In considering the recoverability of deferred tax assets and liabilities, the Company considers a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc. If actual results differ from the estimates or if the Company adjusts the estimates in future periods, a reduction in the Company’s deferred tax assets will result in a corresponding increase in deferred tax expenses.

-	Oil and gas properties: The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If the Company’s plans change or the Company adjusts the estimates in future periods, a reduction in the Company’s oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses.

-	Impairment of Long-Lived Assets: The Company is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, and goodwill for potential impairment. The Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future discounted cash flows. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting the Company’s earnings. The Company’s impairment evaluations are based on assumptions that are consistent with the Company’s business plans.

Consolidated Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Rate regulation

InterOil is currently the sole refiner of hydrocarbons in PNG. The Company’s 30 year project agreement with the Independent State of Papua New Guinea (“the State”) expires in 2035. The State has undertaken to ensure that all domestic distributors purchase their refined petroleum products from the Company’s refinery, or any other refinery which is constructed in PNG, at an Import Parity Price (”IPP”). The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”). In general, the IPP is the price that would be paid in PNG for a refined product being imported. For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in PNG, the IPP is calculated by adding the costs that would typically be incurred to import such product to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which the Company operates.

InterOil is also a significant participant in the retail and wholesale distribution business in PNG. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in PNG. The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market. In November 2010, the ICCC released its review report which will govern the pricing arrangements for petroleum products in PNG until the end of 2014, taking effect from November 1, 2010.

No rate regulated assets or liabilities have been recognized.

(b)	Statement on liquidity, capital resources and capital requirements

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at December 31, 2013 amounted to $27.8 million compared to $121.9 million as at December 31, 2012 and $232.1 million as at December 31, 2011. The Company has cash, cash equivalents and cash restricted of $115.2 million as at December 31, 2013 (December 2012 - $98.7 million, December 2011 - $107.8 million), of which $53.2 million is restricted (December 2012 - $49.0 million, December 2011 - $39.3 million).

The Company’s primary use of capital resources has been the exploration and development activities in the Upstream operations. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”). Refer note 26 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

In March 2013, the Company filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to an aggregate of $1.0 billion of securities in one or more offerings for a period of 25 months. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof.

On November 11, 2013, the Company entered into a $250.0 million secured syndicated capital expenditure facility led by Credit Suisse AG related to an approved seismic data acquisition and drilling program. As at December 31, 2013, $100.0 million of the facility had been drawn down, and the remaining $150.0 million remained available for draw down at the Company’s discretion. Subsequent to year end, a further $50.0 million of the facility had been drawn down. The facility was initially payable in full within two months of announcing any sale or disposal of the Company’s interest in the Elk and Antelope fields. Subsequent to year end, the lenders approved an extension to this repayment date until April 30, 2014 or the completion of the Total sale agreement, whichever is earlier. Post completion of the Total SPA on March 26, 2014, this facility is expected to be repaid in April 2014.

On December 5, 2013, the Company entered into agreements with Total S.A. (“Total”) to sell a gross 61.3% interest (net 47.5%, after PNG government back-in of 22.5%) in PRL 15, which contains the Elk and Antelope gas fields, and to also grant Total an option to farm-in to all our exploration licenses in PNG pursuant to the Total SPA. The Total SPA stipulates fixed and variable resource-based payments that include $613.0 million payable on transaction completion, $112.0 million payable on a final investment decision for a new LNG plant, and $100.0 million payable at first LNG cargo from a proposed LNG facility. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

Consolidated Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Completion of the Total SPA remained subject to government approval and the acquisition by InterOil of minority interests in PRL 15. However, subsequent to year end, on February 27, 2014, Oil Search agreed to acquire shares in certain PacLNG entities that hold a 22.835% interest in PRL 15 for a consideration of $900.0 million plus further contingent payments based on resource certification. Accordingly it became impossible to fulfill one of the conditions precedent to completion of that agreement.

Therefore, on March 26, 2014, the Company signed and closed with Total a revised sale and purchase agreement, under which Total acquired through the purchase of all shares in a wholly owned subsidiary, a gross 40.1275% interest in PRL 15. InterOil retained 35.4839% of the license and immediately became entitled to receive $401.3 million for closing the transaction, receive $73.3 million on a final investment decision for an Elk and Antelope LNG project, and $65.4 million on the first LNG cargo. All fixed and variable resource-based payments that were agreed under Total SPA dated December 5, 2013 continue to apply, including those for exploration, appraisal and resource certification, and are pro-rated according to the new equity split.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. Therefore, the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these consolidated financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(c)	Changes in accounting policies

The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions:

(i)	IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 ‘Consolidated Financial Statements’ replaces the guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC-12 ‘Consolidation – Special Purpose Entities’. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

(ii)	IFRS 11 ‘Joint Arrangements’ and IAS 28R ‘Investments in Associates and Joint Ventures’

IFRS 11 ‘Joint Arrangements’ supersedes IAS 31 ‘Interests in Joint Ventures’ and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 ‘Investments in Associates and Joint Ventures’ (amended in 2011). The other amendments to IAS 28 did not affect the Company.

The Company has reclassified its involvement with PNG LNG Inc. from a jointly controlled entity to a joint venture. Under the shareholders agreement, both parties have joint control of the arrangement as decisions about the relevant activities of the arrangement require the unanimous consent of the parties sharing control, indicating that the joint arrangement is a joint venture. The Company’s interests in PNG LNG Inc were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

Consolidated Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

As a result of this change in accounting, the investment in PNG LNG Inc. as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc. previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to consolidated balance sheets

	December 31,	September 30,	June 30,	March 31,	December 31,	January 1,
	2012	2012	2012	2012	2011	2011
	$	$	$	$	$	$

Equity before accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Decrease in:
Cash and cash equivalents	(139,364)	(139,904)	(188,368)	(251,495)	(271,172)	(1,151,963)
Other current assets	(67)	(34)	-	(97)	(5,918)	(6,757)
Goodwill	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)
Plant and equipment	(446)	(640)	(833)	(4,709)	(12,570)	(38,562)
Oil and gas properties	(4,385,857)	-	-	-	-	-
Trade and other payables	1,712,898	3,357,403	1,208,123	2,339,123	3,283,204	2,611,507
Deferred gain on contributions to LNG project	-	-	580,840	1,314,757	1,109,860	4,254,921

Increase in:
Trade and other receivables	14,630,254	8,051,350	5,026,555	3,228,738	2,522,913	957,171
Deferred gain on contributions to LNG project	(5,191,101)	(4,641,858)	-	-	-	-
Net change	-	-	-	-	-	-

Equity after accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Adjustments to consolidated income statement and statement of comprehensive income

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net profit/(loss) before accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Change in:
Interest revenue	(379)	(33)	(346)	97	(313)	(410)	(2)
Administrative and general expenses	249,032	108,984	466,850	125,354	357,866	232,512	972,219
Legal and professional fees	230,506	272,017	210,721	162,916	(61,296)	(224,212)	1,651,227
Depreciation and amortization	8,139	193	7,945	3,876	7,752	3,876	25,633
Foreign exchange losses/(gains)	2,888	1,063	2,607	3,070	1,544	(1,526)	13,127
Increase in equity loss from joint ventures	(490,186)	(382,224)	(687,777)	(295,313)	(305,553)	(10,240)	(2,662,204)
Net change	-	-	-	-	-	-	-
Net profit/(loss) after accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Net profit/(loss) attributable to:
Owners of InterOil Corporation	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,652,461
Non-controlling interest	-	-	-	-	-	-	6,201
	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Consolidated Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Adjustments to consolidated statement of cash flows

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net change in cash and cash eqivalents before accounting change	(20,044,017)	36,669,873	(12,615,209)	(19,575,601)	(49,285,082)	(29,709,481)	(168,735,217)

Change in:
Cash used in operating activities	(11,631,145)	(2,642,730)	(4,854,489)	(1,506,477)	(2,211,759)	(705,282)	(2,375,620)
Cash used in investing activities	11,762,953	2,691,194	4,985,757	1,569,604	2,294,563	724,959	5,503,944
Cash used in financing activities	-	-	-	-	-	-	(2,247,533)
Net change	131,808	48,464	131,268	63,127	82,804	19,677	880,791

Net change in cash and cash eqivalents after accounting change	(19,912,209)	36,718,337	(12,483,941)	(19,512,474)	(49,202,278)	(29,689,804)	(167,854,426)
Cash and cash equivalents, beginning of period after accounting change	68,575,269	20,435,206	68,575,269	39,877,362	68,575,269	68,575,269	232,424,858
Exchange gains/(losses) on cash and cash equivalents	1,057,620	(1,888)	1,060,327	70,318	1,062,215	991,897	4,004,837
Cash and cash equivalents, end of period after accounting change	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

Comprising of:
Cash on Deposit	49,086,353	56,516,825	56,516,825	19,801,855	19,801,855	13,695,498	18,487,116
Term Deposits	634,327	634,830	634,830	633,351	633,351	26,181,864	50,088,153
Total cash and cash equivalents, end of period	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

(iii)	IFRS 12 ‘Disclosure of Interests in Other Entities’

IFRS 12 ‘Disclosure of interests in other entities’ provides disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company adopted IFRS 12 on January 1, 2013 however the adoption of IFRS 12 has had no impact on the accounting policies and methods of computation of the Company but has resulted in additional disclosures to be made in these financial statements.

(iv)	IFRS 13 ‘Fair Value Measurement’

IFRS 13 ‘Fair value measurement’ provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(v)	IAS 1 ‘Presentation of Items of Other Comprehensive Income (Amendment)’

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that may be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

Consolidated Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(vi)	IAS 19R ‘Employee Benefits’

IAS 19R, Employee Benefits, amends certain accounting requirements for defined benefit plans and termination benefits. IAS 19R requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Expected returns on plan assets are no longer included in post-employment benefits’ expense. Instead, post-employment benefits’ expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Re-measurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in the asset ceiling are recognized in other comprehensive income. These amendments to IAS 19R have had no impact on the financial statements of the Company.

IAS 19R also clarified that benefits are classified as long-term employee benefits if payments are not expected to be made within the next 12 months. The Company has reviewed the classification of its benefits and reclassified some of its unused vacation accrual as a long-term employee benefit. The unused vacation accrual continues to be classified as a current liability as the Company does not have an unconditional right to defer settlement for more than 12 months even though it does not expect to make payments within the next 12 months.

The standard also requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. Termination benefits that require future services are required to be recognized over the periods the future services are provided. This amendment has had no impact on the financial statements of the Company.

(d)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2013 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

(e)	Principles of consolidation

-	Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Consolidated Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Subsidiaries: The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2013, December 31, 2012 and December 31, 2011, and for the periods then ended. Subsidiaries of InterOil Corporation as at December 31, 2013 included South Pacific Refining Limited (100%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), Direct Employment Services Company (100%), InterOil Singapore Pte Ltd (100%), InterOil Finance Inc. (100%), InterOil Shipping Pte Ltd (100%), InterOil Corporate PNG Limited (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these consolidated financial statements as the Company or the Consolidated Entity.

Subsidiaries are all those entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, balance sheets and statement of changes in equity.

In March 2011, InterOil Corporate PNG Limited was incorporated in PNG as a 100% subsidiary of InterOil Corporation to employ all corporate staff in PNG and to capture their associated costs. In addition, this entity has taken over the operation of the Napa Napa camp and all associated costs. All costs incurred by this entity will be recharged to relevant InterOil entities based on an equitable driver basis. This entity began transacting in October 2012.

In May 2011, SPI Holdings No.3 Limited was incorporated in PNG as a 100% subsidiary of SPI (220) Limited to hold an interest in Triceratops field. This company underwent a change of name, and is currently registered as SPI Security Holdings Limited. There have been no transactions in this entity as of December 31, 2013.

In March 2012, Champion No. 57 Limited was incorporated in PNG as a 100% subsidiary of SPI (220) Limited to hold an interest in the Triceratops field. This company underwent a change of name, and is currently registered as InterOil Partners Limited. There have been no transactions in this entity as of December 31, 2013.

- Joint arrangements: The Company has applied IFRS 11 to its joint arrangement as of January 1, 2011. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Company’s interests in PNG LNG Inc. is governed by a shareholders’ agreement signed on July 30, 2007 between the parties to the Joint Venture. The Company has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint venture (which includes any long-term interests that, in substance, form part of the Company’s net investment in the joint venture), the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains on transactions between the Company and its joint venture are eliminated to the extent of the Company’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(f)	Segment reporting

An operating segment is a component of an enterprise:

-	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
-	whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
-	for which discrete financial information is available.

Consolidated Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill. Refer to note 1 for management’s organization of the Company by reporting segment.

(g)	Foreign currency

-	Functional and presentation currency: These consolidated financial statements are presented in United States Dollars (“USD”) which is InterOil’s functional and presentation currency.

-	Foreign currency transactions: Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

-	Foreign operations: For subsidiaries considered to be foreign operations, all assets and liabilities denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are recognized and presented in other comprehensive income and in the foreign currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(h)	Financial instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously. The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans or receivables, held to maturity financial assets and available-for-sale financial assets.

-	Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise of trade and other receivables.

-	Held-to-maturity: Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

Consolidated Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Available-for-sale: Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories. The Company’s investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Financial liabilities not designated at fair value through profit or loss is recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities comprise secured and unsecured loans, bank overdrafts, and trade and other payables. Trades and other payables represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(iii) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures, its finished products sales price exposures and its foreign exchange management. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(iv) Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder, when the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Consolidated Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized on conversion.

(i)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(j)	Cash restricted

Cash restricted consists of cash on deposit which is restricted from being used in daily operations. Cash restricted is carried at cost and any accrued interest is classified under other assets.

(k)	Inventory

-	Raw materials and parts inventory: Raw materials and parts inventory are stated at the lower of cost and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.

-	Crude oil and refined petroleum products: Crude oil and refined petroleum products are stated at the lower of cost and net realizable value. Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of Midstream Refining petroleum products consist of raw material, labor, direct overheads and transportation costs. The cost of Downstream petroleum products includes the cost of the product plus related freight, wharfage and insurance.

(l)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. Unamortized deferred financing costs are offset against the respective liability accounts.

(m) Plant and equipment

-	Refinery assets: The Company’s most significant item of plant and equipment is the oil refinery in PNG which is included within Midstream Refining assets. The refinery assets are recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the State. The lease expires on July 26, 2097. Repairs and maintenance costs, other than major turnaround costs, are expensed as incurred. Major turnaround costs will be capitalized when incurred and amortized over the estimated period of time to the next scheduled turnaround. There were no major turnaround costs incurred during the year ended December 31, 2013.

-	Other assets: Property, plant and equipment are recorded at amortized cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Leasehold land improvements	Shorter of 100 years or lease period
Refinery	4 – 25 years
Buildings	20 – 40 years
Plant and equipment	3 – 15 years
Motor vehicles	4 – 5 years

Consolidated Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Leased assets (accounting as lessee): Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the comprehensive income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses on a straight line basis over the period of the lease.

-	Leased assets (accounting as lessor): Assets are leased out under an operating lease. The asset is included in the balance sheet based on the nature of the asset. Lease income is recognized over the term of the lease on a straight-line basis.

-	Asset retirement obligations: A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end.

In January 2013, management received the final results of an independent assessment of the potential asset retirement obligations of the refinery at the time of decommissioning. This assessment supported the value of the provision that was originally recognized in 2011, with the balance of the liability being $4,948,017 as at December 31, 2013.

In relation to Upstream operations, the Company’s activities are still largely in the exploration and appraisal phase. The Midstream - Liquefaction segment is currently at its early development stage. As there are no production wells, there is minimal rectification required of the footprint created by the activities at this stage.

In relation to Downstream operations, the current environmental law regime in Papua New Guinea does not impose remediation obligations on an operator specifically in relation to remediation and/or rehabilitation requirements upon the closure of a site in PNG. However, the Company has a common law duty not to cause damage to land. The Company is not aware of any material environmental contamination issues, hence no asset retirement obligation has been recognized in relation to Downstream operations.

-	Environmental remediation: Remediation costs are accrued based on best estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

-	Disposal of property, plant and equipment: At the time of disposal of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the income statement. Gains and losses on disposals are determined by comparing proceeds with carrying amounts.

-	IT Development and software: Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized. Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project. Amortization is calculated on a straight line basis over periods generally ranging from 3 to 5 years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment.

Consolidated Financial Statements INTEROIL CORPORATION 22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(n)	Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within an area in which there has been a discovery of resources. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

Conveyances of mineral interests in properties may involve the transfer of all or a part of the rights and responsibilities of operating a property, or sufficient risks and benefits of ownership to the transferee. Conveyance accounting is triggered by the Company on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee.

If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, or exceeds the original cost of a property, a gain shall be recognized in the amount of such excess.

The sale of a part of a proved property, or of an entire proved property, shall be accounted for as the sale of an asset, and a gain or loss shall be recognized. The unamortized cost of the property or group of properties, a part of which was sold, shall be apportioned to the interest sold and the interest retained on the basis of the fair values of those interests.

In the following types of conveyances, a gain shall not be recognized at the time of the conveyance:

-	A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.
-	A part of an interest owned is sold and the Company has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.

(o)	Impairment

-	Non-derivative financial assets: A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated income statement. An impairment loss, other than relating to available-for-sale equity instruments, is reversed through profit and loss if the reversal can be related objectively to an event occurring after the impairment loss was recognized. The reversal of an impairment loss relating to available-for-sale equity instruments is through other comprehensive income.

Trade receivables

The collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Consolidated Financial Statements INTEROIL CORPORATION 23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The amount of the impairment loss is recognized in the income statement. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the income statement.

The Company discounts certain trade receivables to BNP Paribas under its $80.0 million bilateral non-recourse discounting facility, and certain receivables under the syndicated secured refinery working capital facility which includes the ability to discount receivables with recourse up to $30.0 million. The non-recourse discounted receivables are not retained on the Company’s balance sheet, while with-recourse discounted receivables are retained on the balance sheet as the Company retains the credit risk and control over these receivables.

-	Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

The recoverable amount of an asset is the greater of its value in use or its fair value less costs to sell and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that situation, the assets are tested as part of a cash-generating unit (“CGU”), which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Value in use is determined as the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal, discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

There has been no impairment of assets based on the assessments performed during the period.

(p)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

-	Revenue from Midstream Refining operations: Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable and when the amount of revenue can be reliably measured. Sales between the operating segments of the Company have been eliminated from sales and operating revenues and cost of sales.

-	Revenue from Downstream operations: Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, and when the amount of revenue can be reliably measured. It is not the Company’s policy to sell products with a right of return.

-	Revenue from Upstream operations: Revenue from rig and constructions services are recognized in the accounting period in with the services are rendered.

-	Interest revenue: Interest revenue is recognized as the interest accrues using the effective interest rate.

Consolidated Financial Statements INTEROIL CORPORATION 24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(q)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income or equity respectively. The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Refinery Project Agreement with the State dated May 29, 1997 for the construction and operation of an oil refinery in Port Moresby gave “pioneer” status to InterOil Limited (”IOL”). This status gave IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ended December 31, 2010. Any tax losses carried forward from this tax holiday period is available to be offset against taxable gains in the subsequent years up to December 31, 2030.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in PNG, Australia, Singapore and Canada. The consolidated financial statements are prepared on a net of Goods and Services Tax basis.

(r)	Employee entitlements

-	Wages and salaries, and annual leave: Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payable and accrued liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

-	Long service leave: The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

-	Post-employment obligations: The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

-	Share-based payments: Stock-based compensation benefits are provided to employees and directors pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2006 Stock Incentive Plan). The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan. The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock units on grant date is the market value of the stock.

Consolidated Financial Statements INTEROIL CORPORATION 25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Profit-sharing and bonus plans: The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(s)	Earnings per share

-	Basic earnings per share: Basic common shares outstanding are the weighted average number of common shares outstanding for each period. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

-	Diluted earnings per share: Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD. The consolidated financial statements are presented in USD which is the Company’s functional and presentation currency. Most of the Company’s transactions are undertaken in USD, PNG Kina (“PGK”), Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

Changes in the PGK to USD exchange rate can affect the Company’s Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings under the working capital facility. The PGK exposures also arise from the exchange rates achieved from the banks on transfer of PGK sale proceeds to USD, where the rates achieved fluctuate significantly based on other exporters/importers looking to convert their USD into PGK, and is also impacted by seasonality based farm produce exports from PNG. The Company is unable to hedge due to PGK illiquidity and small size of the market. The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

The foreign exchange movement also impacts equity as translation gains/losses of the Company’s Downstream operations from PGK to USD is included in other comprehensive income. The PGK weakened against the USD during the year ended December 31, 2013 (from 0.4755 to 0.4130) and strengthened during the year ended December 31, 2012 (from 0.4665 to 0.4755).

The financial instruments denominated in PGK and translated to USD as at December 31, 2013 are as follows:

Consolidated Financial Statements INTEROIL CORPORATION 26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Financial assets
Cash and cash equivalents	11,104,619	32,422,704	42,644,718
Cash restricted	147,372	167,329	161,801
Short term treasury bills	-	-	11,832,110
Receivables	73,619,243	61,493,200	96,322,533
Other financial assets	8,906,335	3,083,655	3,283,872

Financial liabilities
Payables	25,839,942	30,033,391	30,866,291
Working capital facility	12,437,780	-	6,450,372
Secured loans	24,780,077	-	-

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the USD to the PGK, with all other variables held constant. Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy. If PGK appreciates/(depreciates) by 5% against the USD, it will result in a gain/(loss) as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2013		December 31, 2012		December 31, 2011
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	565,725	970,263	2,079,351	1,279,796	2,386,925	3,474,679

The changes in AUD and SGD to USD exchange rate can affect the Company’s Corporate results as the expenses of the Corporate offices in Australia and Singapore are incurred in the respective local currencies. The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required. No material balances are held in AUD or SGD. However, the Company is exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD, and reporting for those costs being in USD.

(ii) Price risk

Product Price Risk:

The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of derivative financial instruments held at balance sheet date to $10.0 movement in benchmark pricing, with all other variables held constant. If the pricing increases/(declines) by $10.0, it will result in a (loss)/gain as per the table below.

Consolidated Financial Statements INTEROIL CORPORATION 27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2013		December 31, 2012		December 31, 2011
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing of derivative contracts	(19,160,000)	-	(1,970,000)	-	(6,550,000)	-

(iii) Interest rate risk

Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment. As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances, borrowings and working capital financing facilities. Deposits/borrowings at variable rates expose the Company to cash flow interest-rate risk. Deposits/borrowings at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow interest-rate risks by holding some cash, cash equivalents and borrowings in fixed rate instruments and others in variable rate instruments.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011	Cash flow/fair value
	$	$	$	interest rate risk
Financial assets
Cash and cash equivalents	30,228,099	259,584	37,891,186	fair value interest rate risk
Cash and cash equivalents	31,738,440	49,461,096	30,684,083	cash flow interest rate risk
Cash restricted	324,818	374,755	365,281	fair value interest rate risk
Cash restricted	52,889,726	48,636,339	38,885,482	cash flow interest rate risk
Short term treasury bills	-	-	11,832,110	fair value interest rate risk
Financial liabilities
OPIC secured loan	-	-	35,500,000	fair value interest rate risk
ANZ, BSP & BNP syndicated secured loan	84,000,000	100,000,000	-	cash flow interest rate risk
Westpac secured loan	-	12,857,000	-	cash flow interest rate risk
BSP & Westpac secured facility	24,780,077	-	-	cash flow interest rate risk
Credit Suisse secured loan	100,000,000	-	-	cash flow interest rate risk
Mitsui unsecured loan	-	11,912,297	10,393,023	cash flow interest rate risk
BNP working capital facility	23,941,251	94,290,479	10,030,131	cash flow interest rate risk
Westpac working capital facility	9,793,577	-	6,450,372	cash flow interest rate risk
BSP working capital facility	2,644,203	-	-	cash flow interest rate risk
2.75% convertible notes	69,998,000	70,000,000	70,000,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement in LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher expense for the Company.

Consolidated Financial Statements INTEROIL CORPORATION 28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2013		December 31, 2012		December 31, 2011
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax loss/(gain)
LIBOR Increase by 1%	1,654,428	-	821,268	-	507,666	-

(iv) Product risk

The composition of the crude feedstock will vary the refinery output of products. The 2013 year to date output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 52% (Dec 2012 – 57%, Dec 2011 – 58%), and naphtha and low sulphur waxy residue 43% (Dec 2012 – 38%, Dec 2011 – 37%).

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b) Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

Refer to note 2(b) for further discussion of the Company’s current liquidity.

(i) Financing arrangements

The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	December 31, 2013
	$	$
Facility
ANZ, BSP & BNP syndicated secured loan	84,000,000	-
BSP & Westpac secured loan	24,780,077	-
Credit Suisse secured loan	250,000,000	150,000,000
2.75% convertible notes	69,998,000	-
BNP Paribas working capital facility	270,000,000	78,336,370
BNP Paribas non-recourse discounting facility	80,000,000	-
Westpac working capital facility (PGK denominated)	18,585,000	8,791,423
BSP working capital facility (PGK denominated)	18,585,000	15,940,797
	815,948,077	253,068,590

(ii) Maturities of financial liabilities

The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Consolidated Financial Statements INTEROIL CORPORATION 29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Trade and other payables (note 14)	134,027,347	-	-	134,027,347
Working capital facility (note 15)	36,379,031	-	-	36,379,031
Secured and unsecured loans (note 16)	146,228,000	76,376,000	-	222,604,000
2.75% convertible notes (note 21)	1,925,000	71,763,000	-	73,688,000
Other financial liabilities (note 18)	-	96,000,000	-	96,000,000
Total non-derivatives	318,559,378	244,139,000	-	562,698,378

Derivatives
Derivative financial instruments (note 7)	1,869,253	-	-	1,869,253
Total derivatives	1,869,253	-	-	1,869,253
	320,428,631	244,139,000	-	564,567,631

The ageing of trade and other payables are as follows:

		Payable ageing between
	Total	<30 days	30-60 days	>60 days
Trade and other payables	$	$	$	$
December 31, 2013	134,027,347	131,087,614	604,294	2,335,439
December 31, 2012	178,313,483	171,197,387	3,746,493	3,369,603
December 31, 2011	156,598,973	154,475,401	979,728	1,143,844

(c) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets. A significant amount of the Company’s export sales are made to two customers which represented $360,181,110 or 26% of total sales in the year ended December 31, 2013. During the year ended December 31, 2012, export sales of $302,824,737 or 23% of total sales were made to three customers. During the year ended December 31, 2011, export sales of $260,468,514 or 24% of total sales were made to two customers. The Company’s domestic sales for the year ended December 31, 2013 were not dependent on a single customer or geographic region within PNG. The export sales to two customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets. The receivables from these customers are current as at December 31, 2013.

The Company actively manages credit risk by routinely monitoring the credit ratings of the Company’s export customers and by monitoring the ageing of trade receivables of the Company’s domestic customers. The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash, cash equivalents and short term treasury bills held directly by the Company are minimized as all cash amounts, certificates of deposit and treasury bills are held with banks which have acceptable credit ratings.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Current
Cash and cash equivalents	61,966,539	49,720,680	68,575,269
Cash restricted	36,149,544	37,340,631	32,982,001
Short term treasury bills	-	-	11,832,110
Trade and other receivables	98,638,110	161,578,481	137,796,513
Commodity derivative contracts	-	233,922	595,440
Non-current
Cash restricted	17,065,000	11,670,463	6,268,762
Other non-current receivables	29,700,534	5,000,000	-

Consolidated Financial Statements INTEROIL CORPORATION 30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The ageing of trade receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing
	Total	Current	<30 days	30-60 days	>60 days
Net trade receivables	$	$	$	$	$
December 31, 2013	93,361,373	57,133,921	23,973,075	4,113,546	8,140,831
December 31, 2012	126,951,527	75,930,967	36,955,969	12,134,466	1,930,125
December 31, 2011	114,762,716	53,549,875	40,875,467	13,076,371	7,261,003

The impairment of trade receivables at the reporting date was as follows:

			Overdue	Overdue
	Total	Current	(not impaired)	(impaired)
Gross trade receivables	$	$	$	$
December 31, 2013	93,550,763	57,133,921	36,227,452	189,390
December 31, 2012	127,191,928	75,930,967	51,020,560	240,401
December 31, 2011	116,284,861	53,549,874	61,212,842	1,522,145

Impairment is assessed by the Company on an individual customer basis, based on customer ratings and payment cycles of the customers. An impairment provision is taken for all receivables where objective evidence of impairment exists. The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

Other receivables as at December 31, 2013 of $5,276,737 (Dec 2012 - $34,626,954, Dec 2011 - $23,033,797) were not impaired.

The movement in impaired trade receivables for the year ended December 31, 2013 was as follows:

		Year ended
	December 31, 2013	December 31, 2012	December 31, 2011
	$	$	$

Trade receivables - Impairment provisions
Opening balance	240,401	1,522,145	2,505,943
Foreign exchange impact on opening balance	(31,598)	29,366	582,623
Amounts written off during the period	(378,662)	(1,277,913)	(1,078,455)
Movement in provisions, net of reversals made	359,249	(33,197)	(487,966)
Closing balance	189,390	240,401	1,522,145

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

(e)	Financing facilities

As at December 31, 2013, the Company had drawn down against the following financing facilities:

-	Credit Suisse led secured loan facility (refer note 16)
-	BNP working capital facility (refer note 15)
-	BSP and Westpac combined secured loan facility (refer note 16)
-	ANZ, BSP and BNP syndicated secured loan facility (refer note 16)
-	Westpac and BSP Downstream working capital facility (refer note 15)
-	2.75% convertible notes (refer note 21)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

Consolidated Financial Statements INTEROIL CORPORATION 31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Due:
No later than one year	177,159,108	126,488,776	35,873,526
Later than one year but not later than two years	89,998,000	20,286,000	9,000,000
Later than two years but not later than three years	24,000,000	94,286,000	9,000,000
Later than three years but not later than four years	24,000,000	24,000,000	78,500,000
Later than four years but not later than five years	-	24,000,000	-
Later than five years	-	-	-
	315,157,108	289,060,776	132,373,526

(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2013	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	31,738,440	30,228,099	-	-	-	-	-	-	61,966,539	0.08%
Cash restricted	52,889,726	324,818	-	-	-	-	-	-	53,214,544	2.56%
Receivables	-	-	-	-	-	-	-	128,338,644	128,338,644	-
Other financial assets	-	-	-	-	-	-	-	8,125,270	8,125,270	-
	84,628,165	30,552,917	-	-	-	-	-	136,463,914	251,644,997
Financial liabilities
Payables	-	-	-	-	-	-	-	151,115,321	151,115,321	-
Interest bearing liabilities	245,159,108	-	-	-	-	-	-	-	245,159,108	11.54%
Convertible notes liability	-	-	69,998,000	-	-	-	-	-	69,998,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	97,869,253	97,869,253	-
	245,159,108	-	69,998,000	-	-	-	-	248,984,574	564,141,682

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2012	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	49,600,460	259,584	-	-	-	-	-	-	49,860,044	0.14%
Cash restricted	48,629,998	381,096	-	-	-	-	-	-	49,011,094	2.68%
Short term treasury bills	-	-	-	-	-	-	-	-	-	0.00%
Receivables	-	-	-	-	-	-	-	151,948,227	151,948,227	-
Investments	-	-	-	-	-	-	-	4,304,176	4,304,176	-
Other financial assets	-	-	-	-	-	-	-	8,751,262	8,751,262	-
	98,230,458	640,680	-	-	-	-	-	165,003,665	263,874,803
Financial liabilities
Payables	-	-	-	-	-	-	-	192,004,062	192,004,062	-
Interest bearing liabilities	219,059,776	-	-	-	-	-	-	-	219,059,776	6.64%
Convertible notes liability	-	-	-	70,000,000	-	-	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	20,961,380	20,961,380	-
	219,059,776	-	-	70,000,000	-	-	-	212,965,442	502,025,218

Consolidated Financial Statements INTEROIL CORPORATION 32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2011	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	30,955,254	37,891,187	-	-	-	-	-	-	68,846,441	0.23%
Cash restricted	38,885,482	365,281	-	-	-	-	-	-	39,250,763	2.86%
Short term treasury bills	-	11,832,110	-	-	-	-	-	-	11,832,110	4.32%
Receivables	-	-	-	-	-	-	-	135,273,600	135,273,600	-
Investments	-	-	-	-	-	-	-	3,650,786	3,650,786	-
Other financial assets	-	-	-	-	-	-	-	6,073,036	6,073,036	-
	69,840,736	50,088,578	-	-	-	-	-	144,997,422	264,926,736
Financial liabilities
Payables	-	-	-	-	-	-	-	159,882,177	159,882,177	-
Interest bearing liabilities	26,873,526	9,000,000	9,000,000	9,000,000	8,500,000	-	-	-	62,373,526	6.93%
Convertible notes liability	-	-	-	-	70,000,000	-	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	11,457	11,457	-
	26,873,526	9,000,000	9,000,000	9,000,000	78,500,000	-	-	159,893,634	292,267,160

(g)	Fair values

	December 31, 2013		December 31, 2012		December 31, 2011		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	61,966,539	61,966,539	49,720,680	49,720,680	68,575,269	68,575,269		Amortized Cost
Cash restricted	53,214,544	53,214,544	49,011,094	49,011,094	39,250,763	39,250,763		Amortized Cost
Short term treasury bills	-	-	-	-	11,832,110	11,832,110		Amortized Cost
Receivables	98,638,110	98,638,110	161,578,481	161,578,481	137,796,513	137,796,513		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	5,000,000	5,000,000	-	-		Amortized Cost
Available-for-sale
Investments	-	-	4,304,176	4,304,176	3,650,786	3,650,786	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	(1,869,253)	(1,869,253)	233,922	233,922	583,983	583,983	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	134,027,347	134,027,347	178,313,483	178,313,483	156,598,973	156,598,973		Amortized Cost
Working capital facilities	36,379,031	36,379,031	94,290,479	94,290,479	16,480,503	16,480,503		Amortized Cost
Unsecured loans and current portion of secured loans	134,775,077	134,775,077	31,383,115	31,383,115	19,393,023	19,638,921		Amortized cost See (iii) below
Non-current liabilities
Secured loans	65,681,425	65,681,425	89,446,137	89,446,137	26,037,166	28,911,667		Amortized cost See (iii) below
2.75% Convertible notes liability	62,662,628	62,662,628	59,046,581	59,046,581	55,637,630	55,637,630		Amortized Cost
Other non-current liabilities	96,000,000	96,000,000	20,961,380	20,961,380	-	-		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Consolidated Financial Statements INTEROIL CORPORATION 33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale were fair valued by using quoted prices on Oslo stock exchange Axess. These investments were sold during the year ended December 31, 2013.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(iii) The fair value of the OPIC secured loan at December 31, 2011 is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%). All other secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

(h)	Capital management

The finance department of the Company is responsible for capital management. This involves the use of operating and development economic forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management strategy. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s expenditure requirements and safeguard its abilities to continue as a going concern.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns. The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders’ equity + debt)) at 50% or less. The gearing levels were 26% in December 2013 (19% in December 2012). The optimum gearing levels for the Company are overseen by the Board of Directors based on recommendations by Management. Recommendations are based on operating cash flows, future cash needs for development, capital market conditions, economic conditions, and will be reassessed as situations change.

On July 17, 2013, the Company replaced its $240.0 million bilateral working capital facility with BNP Paribas for its Midstream – Refining operation with a $350.0 million working capital syndicated facility led by BNP Paribas. Of the $350.0 million, $270.0 million is a syndicated secured working capital facility, which includes the ability to discount receivables with recourse up to $30.0 million. In addition, BNP Paribas has provided an $80.0 million bilateral non-recourse discounting facility. As at December 31, 2013, $191.7 million of the $270.0 million facility had been used, and the remaining $78.3 million remained available. In addition, $25.0 million of the $80.0 million non-recourse discounting facility had been used.

On November 11, 2013, the Company secured a $250.0 million secured syndicated capital expenditure facility led by Credit Suisse AG for an approved seismic data acquisition and drilling program. As at December 31, 2013, $100.0 million of the facility had been drawn down, and the remaining $150.0 million remained available for draw down at the Company’s discretion. Subsequent to year end, a further $50.0 million of the facility had been drawn down. Post completion of the Total SPA on March 26, 2014, this facility is expected to be repaid in April 2014.

On December 5, 2013, the Company entered into agreements with Total to sell a gross 61.3% interest (net 47.5%, after PNG government back-in of 22.5%) in PRL 15, which contains the Elk and Antelope gas fields, and to also grant Total an option to farm-in to all our exploration licenses in PNG pursuant to the Total SPA. The Total SPA stipulates fixed and variable resource-based payments that include $613.0 million payable on transaction completion, $112.0 million payable on a final investment decision for a new LNG plant, and $100.0 million payable at first LNG cargo from a proposed LNG facility. In addition to these fixed amounts, Total is obliged to make variable payments for resources in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The payments for resources greater than 5.4 Tcfe will be paid at certification.

Consolidated Financial Statements INTEROIL CORPORATION 34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Completion of the Total SPA remained subject to government approval and acquisition of minority interests in PRL 15. However, on February 27, 2014, Oil Search agreed to acquire shares in certain PacLNG entities that hold a 22.835% interest in PRL 15 for a consideration of $900.0 million plus further contingent payments based on resource certification. Accordingly it became impossible to fulfill one of the conditions precedent to completion of that agreement.

Therefore, on March 26, 2014, we signed and closed with Total a revised sale and purchase agreement, under which Total acquired through the purchase of all shares in a wholly owned subsidiary, a gross 40.1275% interest in PRL 15. We retained 35.4839% of the license and immediately became entitled to receive $401.3 million for closing the transaction, receive $73.3 million on a final investment decision for an Elk and Antelope LNG project, and $65.4 million on the first LNG cargo. All fixed and variable resource-based payments that were agreed under Total SPA dated December 5, 2013 continue to apply, including those for exploration, appraisal and resource certification, and are pro-rated according to the new equity split.

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include the operating results of the shipping business and management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the year ended December 31, 2013 is revenue from exports to foreign countries of $448,497,874 (Dec 2012 - $356,204,430, Dec 2011 - $273,827,525). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Included in the revenues from external customers in the Midstream – Refining segment for the year ended December 31, 2013 is revenue from two customers of $360,181,110 (Dec 2012 – one customer totaling $174,798,099, Dec 2011 – one customer totaling $194,402,840) or 26% (Dec 2012 – 13%, Dec 2011 – 18%) of total revenues from external customers. These customers individually account for more than 10% of total revenues from external customers.

Consolidated Financial Statements INTEROIL CORPORATION 35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Year ended December 31, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	561,079,795	-	834,032,261	586,850	-	1,395,698,906
Intersegment revenues	5,423,565	638,858,689	20,270,185	277,326	83,566,567	(748,396,332)	-
Interest revenue	23,893	8,825	-	1,037,305	50,420,174	(51,408,498)	81,699
Other revenue	2,596,615	712	-	1,655,444	95,192	-	4,347,963
Total segment revenue	8,044,073	1,199,948,021	20,270,185	837,002,336	134,668,783	(799,804,830)	1,400,128,568

Cost of sales and operating expenses	-	1,127,322,874	-	771,115,702	22,055,896	(660,981,580)	1,259,512,892
Administrative, professional and general expenses	35,052,915	9,233,730	181,353	15,802,815	82,296,710	(83,531,513)	59,036,010
Derivative loss	-	6,011,131	-	-	146,100	-	6,157,231
Foreign exchange (gain)/loss	(1,698,299)	37,152,333	(3)	3,153,869	2,601,708	-	41,209,608
Gain on conveyance of exploration assets	(500,071)	-	-	-		-	(500,071)
Gain on Flex LNG investment	-	-	-	-	(3,719,907)	-	(3,719,907)
Exploration costs, excluding exploration impairment	18,793,902	-	-	-	-	-	18,793,902
Depreciation and amortisation	2,102,839	12,987,614	-	4,820,546	3,630,305	(129,968)	23,411,336
Interest expense	49,853,549	9,456,412	1,818,106	1,750,555	6,931,212	(51,408,500)	18,401,334
Share of net profit of joint venture partnership accounted for using the equity method	-	-	(2,275,090)	-	-	-	(2,275,090)
Total segment expenses	103,604,835	1,202,164,094	(275,634)	796,643,487	113,942,024	(796,051,561)	1,420,027,245
Segment (loss)/profit before income taxes	(95,560,762)	(2,216,073)	20,545,819	40,358,849	20,726,759	(3,753,269)	(19,898,677)
Income tax expense	-	(7,600,446)	-	(11,336,417)	(1,522,407)	-	(20,459,270)
Segment net (loss)/profit	(95,560,762)	(9,816,519)	20,545,819	29,022,432	19,204,352	(3,753,269)	(40,357,947)

Segment assets	639,663,714	389,703,338	17,557,838	203,051,245	67,779,205	(60,187,492)	1,257,567,848
Unallocated:
Deferred tax							48,230,688
Total assets per the balance sheet							1,305,798,536

Segment liabilities	250,791,105	179,054,518	-	109,916,032	85,771,970	(52,556,101)	572,977,524

Capital expenditure (net of cash calls)	74,137,592	5,029,269	-	4,666,070	1,060,043	-	84,892,974

Consolidated Financial Statements INTEROIL CORPORATION 36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Year ended December 31, 2012 (revised)	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	445,119,936	-	862,735,831	196,049	-	1,308,051,816
Intersegment revenues	-	669,607,545	-	221,835	64,555,214	(734,384,594)	-
Interest revenue	6,193	182,754	-	3,116	49,175,894	(49,120,075)	247,882
Other revenue	10,357,067	1,821	-	1,894,877	4,068	-	12,257,833
Total segment revenue	10,363,260	1,114,912,056	-	864,855,659	113,931,225	(783,504,669)	1,320,557,531

Cost of sales and operating expenses	-	1,071,852,263	-	800,216,798	18,905,095	(671,786,642)	1,219,187,514
Administrative, professional and general expenses	11,970,486	28,927,797	45,495	18,815,879	52,383,035	(60,929,284)	51,213,408
Derivative loss/(gain)	-	4,240,647	-	-	(11,457)	-	4,229,190
Foreign exchange loss/(gain)	929,559	7,823,620	(112)	(8,226,893)	(485,914)	-	40,260
Gain on conveyance of exploration assets	(4,418,170)	-	-	-	-	-	(4,418,170)
Exploration costs, excluding exploration impairment	13,901,558	-	-	-	-	-	13,901,558
Depreciation and amortisation	1,675,393	12,858,739	-	5,081,522	2,369,542	(129,968)	21,855,228
Interest expense	43,097,018	17,825,206	2,307,688	2,870,525	6,185,494	(49,120,074)	23,165,857
Share of net loss of joint venture partnership accounted for
using the equity method	-	-	490,186	-	-	-	490,186
Total segment expenses	67,155,844	1,143,528,272	2,843,257	818,757,831	79,345,795	(781,965,968)	1,329,665,031
Segment (loss)/profit before income taxes	(56,792,584)	(28,616,216)	(2,843,257)	46,097,828	34,585,430	(1,538,701)	(9,107,500)
Income tax benefit/(expense)	-	25,722,118	-	(13,512,763)	(1,498,146)	-	10,711,209
Segment net (loss)/profit	(56,792,584)	(2,894,098)	(2,843,257)	32,585,065	33,087,284	(1,538,701)	1,603,709

Segment assets	558,584,325	472,849,777	15,840,182	185,572,059	40,184,112	(33,259,866)	1,239,770,589
Unallocated:
Deferred tax							63,526,458
Total assets per the balance sheet							1,303,297,047

Segment liabilities	121,844,295	270,925,739	5,191,100	75,727,861	85,233,657	(31,682,571)	527,240,081

Capital expenditure (net of cash calls)	147,816,665	4,470,672	10,158,410	12,716,790	10,652,864	-	185,815,401

Consolidated Financial Statements INTEROIL CORPORATION 37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Year ended December 31, 2011 (revised)	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	362,605,718	-	743,662,499	265,636	-	1,106,533,853
Intersegment revenues	-	585,513,409	-	196,988	53,362,401	(639,072,798)	-
Interest revenue	15,146	830,795	-	7,968	38,511,774	(38,009,561)	1,356,122
Other revenue	9,826,126	-	-	1,255,434	(23,470)	-	11,058,090
Total segment revenue	9,841,272	948,949,922	-	745,122,889	92,116,341	(677,082,359)	1,118,948,065

Cost of sales and operating expenses	-	897,824,569	-	704,213,086	11,420,968	(592,526,701)	1,020,931,922
Administrative, professional and general expenses	5,122,087	18,939,165	11,497,744	15,780,247	47,371,224	(48,541,460)	50,169,007
Derivative (gain)/loss	-	(2,017,778)	-	-	11,457	-	(2,006,321)
Foreign exchange loss/(gain)	2,152,675	(26,458,424)	-	229,042	(955,081)	-	(25,031,788)
Loss on Flex LNG investment	-	-	-	-	3,420,406	-	3,420,406
Exploration costs, excluding exploration impairment	18,435,150	-	-	-	-	-	18,435,150
Depreciation and amortisation	3,254,672	11,253,854	-	4,026,422	1,706,037	(129,969)	20,111,016
Interest expense	30,012,655	9,664,482	1,307,901	4,346,081	6,011,916	(38,009,561)	13,333,474
Share of net loss of joint venture partnership accounted for using the equity method	-	-	2,662,204	-	-	-	2,662,204
Total segment expenses	58,977,239	909,205,868	15,467,849	728,594,878	68,986,927	(679,207,691)	1,102,025,070
Segment (loss)/profit before income taxes	(49,135,967)	39,744,054	(15,467,849)	16,528,011	23,129,414	2,125,332	16,922,995
Income tax benefit/(expense)	-	6,945,518	-	(4,962,288)	(1,247,563)	-	735,667
Segment net (loss)/profit	(49,135,967)	46,689,572	(15,467,849)	11,565,723	21,881,851	2,125,332	17,658,662

Segment assets	390,448,139	444,687,129	3,532,792	201,906,476	69,624,747	(62,202,814)	1,047,996,469
Unallocated:
Deferred tax							35,965,273
Total assets per the balance sheet							1,083,961,742

Segment liabilities	79,730,935	139,105,842	4,366,209	85,110,349	74,025,870	(60,157,290)	322,181,915
Unallocated:
Deferred tax							1,889,391
Total liabilities per the balance sheet							324,071,306

Capital expenditure (net of cash calls)	107,558,028	15,861,056	5,173,603	10,240,083	3,118,687	-	141,951,457

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Cash on deposit	61,738,440	49,461,096	45,698,875
Bank term deposits
- Papua New Guinea kina deposits	228,099	259,584	22,876,394
	61,966,539	49,720,680	68,575,269

In 2013, cash and cash equivalents earned an average interest rate of 0.09% per annum (2012 – 0.14%, 2011 – 0.23%).

Consolidated Financial Statements INTEROIL CORPORATION 38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

6.	Supplemental cash flow information

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Cash paid during the period
Interest (including interest withholding tax)	13,018,526	17,660,696	7,238,610
Income taxes	6,614,262	8,061,922	1,450,341
Interest received	75,417	239,284	1,008,407
Non-cash investing activities:
Fair value of Flex LNG option received	-	-	4,214,258
Increase in share capital from:
buyback of non-controlling interest	-	-	243,850
Non-cash financing activities:
Increase in share capital from:
the exercise of share options and vesting of restricted stock	12,380,121	11,649,459	5,598,009
buyback of PNGEI investor rights	6,837,000	-	-

7.	Financial instruments

(a)	Cash and cash equivalents

With the exception of cash and cash equivalents, restricted cash and short term treasury bills, all financial assets are non-interest bearing. In 2013, the Company earned nil interest (2012 – nil, 2011 - nil) on the cash on deposit which related to the working capital facility. However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in 2013 by 3.56% (2012 – 3.49%, 2011 – 3.38%).

Cash restricted, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Cash deposit on working capital facility (0.0%)	28,749,544	37,340,631	32,982,001
Debt reserve for Credit Suisse secured loan	7,400,000	-	-
Cash restricted - Current	36,149,544	37,340,631	32,982,001

Bank term deposits on Petroleum Prospecting Licenses (1.6%)	147,372	167,329	161,801
Cash deposit on office premises (3.1%)	177,446	207,426	203,480
Cash deposit on secured loan (0.0%)	11,240,182	11,295,708	5,903,481
Cash deposit on drill rig (0.0%)	5,500,000	-	-
Cash restricted - Non-current	17,065,000	11,670,463	6,268,762
	53,214,544	49,011,094	39,250,763

Cash held as deposit on the BNP working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 15% of the outstanding balance of the BNP working capital facility, or $25.0 million, whichever is higher. The cash deposit on this facility did not receive interest during the year as these deposit amounts reduced the interest being charged by BNP on the facility utilization.

The debt reserve for the Credit Suisse led secured loan facility is used to support the Company’s secured loan borrowings and is equivalent to the interest payable within six months of the first draw down on the facility.

The cash held as deposit on the secured loan for the years ended December 31, 2013 and December 31, 2012 is used to support the $100.0 million ANZ, BSP and BNP secured loan facility and relates to next half year installment of $8.0 million and the related interest that will be payable for the next half yearly installment.

Consolidated Financial Statements INTEROIL CORPORATION 39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments (cont’d)

The cash held as deposit on secured loan for the year ended December 2011 was used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”) and related to one half yearly installment of $4.5 million and the related interest that would be payable with the next installment. All outstanding amounts under the term loan with OPIC were fully repaid during the year ended December 31, 2012.

The cash held as deposit on the drill rig for the year ended December 31, 2013 is a result of the requirement for the Company to provide a letter of credit to a supplier on the signing of a rig lease and services agreement. The letter of credit is expected to remain in place until the third quarter of 2015.

Bank term deposits on PPLs are unavailable for use while PPL 236, 237 and 238 are being utilized by the Company.

(b)	Short term treasury bills

During July 2011, the Company purchased two treasury bills from the Bank of Papua New Guinea totaling approximately $11,832,110 (PGK 25,363,312). Both of these treasury bills had a 182 day term and matured in January 2012.

(c)	Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories in accordance with risk management policy described in note 3.

At December 31, 2013, InterOil had a net payable of $1,869,253 (Dec 2012 – receivable of $233,922, Dec 2011 – receivable of $595,440) relating to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

The Company had no outstanding hedge accounted derivative contracts as at December 31, 2013, December 31, 2012 and December 31, 2011.

As at December 31, 2013, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2013
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	255,000	Q1 2014	Cash flow hedge - Manages the export price risk of naphtha	30,773
Brent Swap	Buy Brent	570,000	Q1 2014	Cash flow hedge - Manages the export price risk of naphtha	(357,943)
Naphtha Crack Swap	Sell Naphtha Crack	240,000	Q1 2014	Cash flow hedge - Manages the sales price risk of naphtha	(450,756)
Naphtha Crack Swap	Buy Naphtha Crack	80,000	Q1 2014	Cash flow hedge - Manages the sales price risk of naphtha	190,224
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q1 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	137,547
Naphtha Crack Swap	Sell Naphtha Crack	135,000	Q2 2014	Cash flow hedge - Manages the sales price risk of naphtha	(14,699)
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q2 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	150,359
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q3 2014	Cash flow hedge - Manages the sales price risk of naphtha	(50,760)
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q3 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	110,318
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q4 2014	Cash flow hedge - Manages the sales price risk of naphtha	(55,758)
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q4 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	74,250
					(236,445)
Add: Priced out non-hedge accounted contracts as at December 31, 2013					(1,632,808)
					(1,869,253)

Consolidated Financial Statements INTEROIL CORPORATION 40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments (cont’d)

As at December 31, 2012, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2012
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	260,000	Q1 2013	Cash flow hedge - Manages the export price risk of naphtha	(50,523)
Brent Swap	Buy Brent	280,000	Q1 2013	Cash flow hedge - Manages the export price risk of naphtha	(306,849)
Naphtha Crack Swap	Sell Naphtha Crack	160,000	Q1 2013	Cash flow hedge - Manages the sales price risk of naphtha	(48,264)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q1 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	102,495
Naphtha Crack Swap	Sell Naphtha Crack	96,000	Q2 2013	Cash flow hedge - Manages the sales price risk of naphtha	1,664
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q2 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	56,250
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q3 2013	Cash flow hedge - Manages the sales price risk of naphtha	(24,048)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q3 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	39,210
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q4 2013	Cash flow hedge - Manages the sales price risk of naphtha	(24,448)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q4 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	24,870
					(229,643)
Add: Priced out non-hedge accounted contracts as at December 31, 2012					463,565
					233,922

As at December 31, 2011, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2011
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	70,000	Q1 2012	Cash flow hedge - Manages the export price risk of naphtha	(63,681)
Gasoil Crack Swap	Sell Gasoil Crack	195,000	Q1 2012	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	154,516
Gasoil Crack Swap	Sell Gasoil Crack	195,000	Q2 2012	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	185,495
Gasoil Crack Swap	Sell Gasoil Crack	195,000	Q3 2012	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	221,160
					497,490
Add: Priced out non-hedge accounted contracts as at December 31, 2011					97,950
					595,440

A loss of $6,011,131 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2013 (Dec 2012 – $4,240,647, Dec 2011 – gain of $2,017,778). This loss is included in derivative (losses)/gains in the consolidated income statement.

(d)	Currency derivative contracts

The Company enters into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD. As at December 31, 2013, the Company had a net payable of nil (Dec 2012 - nil, Dec 2011 - $11,457) in relation to outstanding non-hedge accounted currency derivative contracts.

A loss of $146,100 was recognized on the non-hedge accounted currency derivative contracts for the year ended December 31, 2013 (Dec 2012 – gain of $11,457, Dec 2011 – loss of $11,457). This loss is included in derivative (losses)/gains in the consolidated income statement.

Consolidated Financial Statements INTEROIL CORPORATION 41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Trade and other receivables

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Trade receivables	93,361,373	126,951,527	114,762,716
Other receivables	5,276,737	34,626,954	23,033,797
Total	98,638,110	161,578,481	137,796,513

The Company had a discounting facility with BNP Paribas on specific monetary receivables under which the Company was able to sell, on a revolving basis, trade receivables up to $60,000,000. On July 17, 2013, this facility was replaced when the Company replaced its $240,000,000 bilateral working capital facility with BNP Paribas with a $350,000,000 working capital syndicated facility led by BNP Paribas which includes the ability to discount receivables with recourse up to $30,000,000 (refer to note 15). As at December 31, 2013, $nil (Dec 2012 - $47,087,328, Dec 2011 - $10,030,131) in outstanding trade receivables had been sold with recourse under the facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted trade receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted trade receivables.

At December 31, 2013, $64,781,779 (Dec 2012 - $80,564,430, Dec 2011 - $74,265,832) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15. This balance includes $37,590,034 (Dec 2012 - $24,668,107, Dec 2011 - $53,815,857) of intercompany receivables which were eliminated on consolidation.

Other receivables balance mainly relates to cash calls receivable from joint venture partners in the Upstream segment.

9.	Inventories

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Midstream - Refining (crude oil feedstock)	25,594,728	75,240,634	40,311,108
Midstream - Refining (refined petroleum product)	58,093,392	49,080,697	70,267,854
Midstream - Refining (parts inventory)	3,456,545	3,710,903	2,721,147
Downstream (refined petroleum product)	70,974,516	66,839,105	57,771,690
	158,119,181	194,871,339	171,071,799

As at December 31, 2013 no net realizable value write down was necessary. As at December 31, 2012 and December 31, 2011, inventory had been written down to its net realizable value. The write down of $322,535 at December 31, 2012 (Dec 2011 - $259,406) relating to refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. At December 31, 2013, $87,144,665 (Dec 2012 - $128,032,234, Dec 2011 - $113,300,109) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 15.

Consolidated Financial Statements INTEROIL CORPORATION 42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Plant and equipment

	Refinery	Land and Buildings	Plant and Equipment	Motor Vehicles	Deferred Project Costs and Work in Progress	Totals
At January 1, 2011:
Opening net book value	182,274,482	11,110,591	14,231,762	1,642,357	15,907,673	225,166,865
Additions	4,624,888	4,297,395	4,614,370	1,547,508	14,467,925	29,552,086
Disposals	-	(33,950)	(395,961)	(7,234)	-	(437,145)
Transfers from work in progress	570,847	671,101	7,396,780	34,892	(8,673,620)	-
Reclassification to other asset categories	-	6,493	(1,024,903)	1,018,410	-	-
Depreciation for the period	(10,703,288)	(981,574)	(4,116,792)	(1,054,331)	-	(16,855,985)
Exchange differences	-	1,713,531	2,918,193	650,839	3,322,994	8,605,557
Closing net book value	176,766,929	16,783,587	23,623,449	3,832,441	25,024,972	246,031,378

At December 31, 2011:
Cost	248,714,771	28,419,395	53,017,290	8,287,449	25,024,972	363,463,877
Accumulated depreciation	(71,947,842)	(11,635,808)	(29,393,841)	(4,455,008)	-	(117,432,499)
Net book value	176,766,929	16,783,587	23,623,449	3,832,441	25,024,972	246,031,378

Year ended December 31, 2012:
Opening net book value	176,766,929	16,783,587	23,623,449	3,832,441	25,024,972	246,031,378
Additions	2,048,211	1,505,281	1,935,145	229,539	25,641,838	31,360,014
Disposals	-	(1,225,329)	(993,525)	(57,011)	-	(2,275,865)
Transfers from work in progress	4,740,349	12,233,962	7,392,127	1,550,643	(25,917,081)	-
Reclassification to other asset categories	(88,547)	-	88,547	-	-	-
Depreciation for the period	(11,904,138)	(1,485,314)	(5,312,874)	(1,477,509)	-	(20,179,835)
Exchange differences	(418,932)	9,676	256,675	(9,911)	258,057	95,565
Closing net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257

At December 31, 2012:
Cost	255,394,975	40,715,833	62,051,336	9,810,445	25,007,786	392,980,375
Accumulated depreciation	(84,251,103)	(12,893,970)	(35,061,792)	(5,742,253)	-	(137,949,118)
Net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257

Year ended December 31, 2013:
Opening net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257
Additions	-	627,936	671,202	112,780	18,662,673	20,074,591
Disposals	(156,913)	(202,341)	(817,904)	(7,109)	-	(1,184,267)
Transfers from work in progress	5,351,782	2,698,044	7,422,570	1,403,748	(16,876,144)	-
Reclassification to other asset categories	-	551,078	(551,078)	-	-	-
Depreciation for the period	(12,346,045)	(2,011,357)	(5,375,114)	(1,575,983)	-	(21,308,499)
Exchange differences	-	(2,289,019)	(2,867,830)	(475,794)	(2,596,477)	(8,229,120)
Closing net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962

At December 31, 2013:
Cost	259,735,971	40,282,049	57,110,405	9,222,237	24,197,838	390,548,500
Accumulated depreciation	(95,743,275)	(13,085,845)	(31,639,015)	(5,696,403)	-	(146,164,538)
Net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962

Consolidated Financial Statements INTEROIL CORPORATION 43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Infrastructure and drilling and construction equipment	205,116,854	145,854,653	79,367,759
Drilling consumables and spares	20,452,801	17,847,114	14,129,959
Petroleum Prospecting License drilling programs (Unproved)	359,237,368	346,967,664	269,355,048
Gross Capitalized Costs	584,807,023	510,669,431	362,852,766
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	584,807,023	510,669,431	362,852,766

The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope, Triceratops fields, and the exploratory drilling costs relating to Wahoo-1, Bobcat-1 and Raptor-1 wells.

The following table discloses a breakdown of the exploration and development costs incurred for the periods ended:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Opening balance	510,669,431	362,852,766	255,294,738
Property Acquisition Costs	-	-	-
Exploration Costs	12,890,150	-	-
Development Costs	116,127,393	179,779,865	116,493,004
Less: Conveyance accounting offset against properties	(12,451,617)	(12,999,752)	-
Less: Costs allocated against cash calls	(42,428,334)	(18,963,448)	(8,934,976)
Total Costs capitalized	74,137,592	147,816,665	107,558,028
Closing balance	584,807,023	510,669,431	362,852,766
Charged to expense
Geophysical and other costs	18,793,902	13,901,558	18,435,150
Total charged to expense	18,793,902	13,901,558	18,435,150
Oil and Gas Property Additions (capitalized and expensed)	92,931,494	161,718,223	125,993,178

During the year ended December 31, 2013, certain IPI investors with a combined 1.0536% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 140,480 common shares. Following these waivers, there were no longer any conversion rights outstanding. These waivers have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $500,071 for the year ended December 31, 2013 (Dec 2012 - $4,418,170, Dec 2011 – nil) was recognized as a gain on conveyance. The following table discloses a breakdown of the gain realized on conveyance of oil and gas properties for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$

Gain on conveyance of oil and gas properties
Conveyance of PPL 237 interest to PRE	-	2,894,957	-
Conveyance accounting of IPI Agreement (note 17)	500,071	1,523,213	-
	500,071	4,418,170	-

Consolidated Financial Statements INTEROIL CORPORATION 44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Income taxes

(a)	Income tax expense

The combined income tax expense in the consolidated income statements reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
(Loss)/profit before income taxes and non controlling interest	(19,898,677)	(9,107,500)	16,922,995
Statutory income tax rate	30.00%	30.00%	31.50%
Computed tax (benefit)/expense	(5,969,603)	(2,732,250)	5,330,743

Effect on income tax of:
(Income)/losses in foreign jurisdictions not (assessable)/deductible	(4,157,921)	(579,339)	4,219,958
Non-deductible stock compensation expense	841,840	709,133	897,703
Non-deductible interest expense	658,680	-	-
Non-taxable gain on conveyance of exploration assets	(150,021)	(868,487)	-
Effect of currency translation on tax base	6,717,866	(1,938,136)	(3,236,709)
Tax rate differential in foreign jurisdictions	(85,267)	(71,038)	(556,744)
Under provision for income tax in prior years	1,591,475	504,853	588,333
Tax losses for which no future tax benefit has been brought to account	21,562,520	10,512,556	8,718,157
Deduction claimed for prior years undeducted interest expense	-	(15,184,369)	-
Initial recognition of future tax assets/liabilities based on recoverability assessment	-	-	(15,498,147)
Other - net	(550,299)	(1,064,132)	(1,198,961)
	20,459,270	(10,711,209)	(735,667)

(b)	Deferred income tax

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Deferred tax assets	48,230,688	63,526,458	35,965,273
Deferred tax liabilities	-	-	(1,889,391)
Deferred tax assets (net)	48,230,688	63,526,458	34,075,882

The gross movement on the deferred income tax account is as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
At January 1	63,526,458	34,075,882	28,477,690
Charge to the income statement	(7,005,545)	11,410,309	6,248,509
Interest deductibility on payment of withholding tax	-	15,184,369	-
Exchange differences	(8,290,225)	2,855,898	(650,317)
At December 31	48,230,688	63,526,458	34,075,882

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Consolidated Financial Statements INTEROIL CORPORATION 45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Income taxes (cont’d)

	Tax losses	Other	Tax depreciation	Unrealized foreign exchange (gains)/losses	Total
Deferred tax assets and liabilities	$	$	$	$	$
At January 1, 2011	24,326,624	1,556,800	4,150,525	(1,556,259)	28,477,690
Charge to the income statement	(3,691,894)	389,142	14,252,367	(4,701,106)	6,248,509
Exchange differences	4,136,543	262,241	(2,723,692)	(2,325,409)	(650,317)
At December 31, 2011	24,771,273	2,208,183	15,679,200	(8,582,774)	34,075,882
Charge to the income statement	6,586,578	73,552	(1,896,360)	6,646,539	11,410,309
Interest deductibility on payment of withholding tax	15,184,369	-	-	-	15,184,369
Exchange differences	336,733	68,849	325,325	2,124,991	2,855,898
At December 31, 2012	46,878,953	2,350,584	14,108,165	188,756	63,526,458
Charge to the income statement	(2,670,996)	1,775,201	(7,910,842)	1,801,092	(7,005,545)
Exchange differences	(6,110,368)	(528,958)	(1,497,181)	(153,718)	(8,290,225)
At December 31, 2013	38,097,589	3,596,827	4,700,142	1,836,130	48,230,688

The deferred tax assets and liabilities recorded in the consolidated balance sheet mainly relate to Midstream – Refining and Downstream assets in PNG. The amounts are non-current as at December 31, 2013.

In addition to the above, the Company has temporary differences and losses carried forward in relation to exploration expenditure incurred in PNG of $400,673,321 at December 31, 2013 (including Total’s share of the exploration expenditures, which the tax benefit will be transferred to Total upon the completion of the final agreement with Total). No deferred tax assets have been recognized for this exploration expenditure. Management will consider the recognition of the deferred tax assets when there is more certainty around the timing of assessable income in the Upstream segment.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

The Refinery Project Agreement gave “pioneer” status to IOL. This status gave IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ended December 31, 2010. In relation to the refinery, tax losses incurred prior to January 1, 2005 were frozen during the tax holiday and became available for use after the tax holiday ceased on December 31, 2010. Tax losses incurred during the tax holiday also became available for use after December 31, 2010. Tax losses carried forward to offset against future earnings total PGK 309,685,753 ($127,900,612) at December 31, 2013. All losses incurred by InterOil Limited have a twenty year carry forward period.

13.	Available-for-sale Investments

On September 10, 2013, the Company sold its investment in the Flex LNG Ltd shares at a price of 5.5000 Norwegian Kroner per share, resulting in net sale proceeds of $7,778,258. The sale resulted in a gain of $3,719,907 for the year ended December 31, 2013 being recognized in the consolidated income statement. The fair value of the investment prior to sale was $2,795,556 (Dec 2012 - $4,304,176, Dec 2011 - $3,650,786) and was calculated using quoted prices on Oslo stock exchange Axess.

Consolidated Financial Statements INTEROIL CORPORATION 46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Trades and other payables

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Trade payables - crude import	58,984,337	35,992,153	69,042,031
Trade payables - product import	-	29,539,390	10,470,860
Other accounts payable and accrued liabilities	59,608,010	83,894,702	50,258,059
Petromin cash calls received	15,435,000	15,435,000	15,435,000
Mitsui cash calls received	-	13,452,238	11,393,023
Total trade and other payables	134,027,347	178,313,483	156,598,973

(a) Petromin participation in Elk and Antelope fields

On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if and once nominated by the State to take its legislative interest. Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields. The State’s (and Petromin’s) right to take an interest arises upon issuance of the Prospecting Development License (”PDL”), which has not yet occurred. The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL. As at December 31, 2013, $15,435,000 in advance payments received from Petromin has been held under ‘Petromin cash calls received’ above. At the end of the 2011 year, the parties agreed that the agreement’s intended operation had ended, and that it should terminate. InterOil has proposed that cash contributions made by Petromin to date to fund the development will be held and credited against the State’s obligation to contribute its portion of sunk costs upon grant of the PDL.

(b) Mitsui & Co. (“Mitsui”) participation in Condensate Stripping Plant

On April 15, 2010, the Company entered into a preliminary works joint venture and preliminary works financing agreement (refer to note 19(d) for further details in relation to this agreement) with Mitsui relating to the CS Project. On July 16, 2013, the Company entered into a Settlement and Termination Deed (the “Deed”) with Mitsui following the termination of the CSP JVOA on February 28, 2013. In accordance with the Deed, the Company repaid Mitsui $6,250,000 in relation to the option to acquire interests in the Elk and Antelope fields, $9,537,212 on July 31, 2013, $9,194,376 on August 30, 2013 and $9,394,159 on September 30, 2013 being the three installments required in relation to Mitsui’s share of capital expenditure incurred, the unsecured loan, together with interest thereon. The cash calls received and the loan facility have now been fully repaid.

15.	Working capital facilities

	December 31,	December 31,	December 31,
Amounts drawn down	2013	2012	2011
	$	$	$
BNP Paribas working capital facility - midstream	23,941,251	94,290,479	10,030,131
Westpac working capital facility - downstream	9,793,577	-	6,450,372
BSP working capital facility - downstream	2,644,203	-	-
Total working capital facility	36,379,031	94,290,479	16,480,503

(a) BNP Paribas working capital facility

On July 17, 2013, the Company replaced its $240.0 million bilateral working capital facility with BNP Paribas for its Midstream – Refining operation with a $350.0 million working capital syndicated facility led by BNP Paribas. Out of the $350.0 million, $270.0 million is a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, ANZ, Natixis, Intesa Sanpaolo, and BSP, which includes the ability to discount receivables with recourse up to $30.0 million. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables. In addition, BNP Paribas has provided an $80.0 million bilateral non-recourse discounting facility. As at December 31, 2013, $191.7 million of the $270.0 million facility had been utilized, and the remaining $78.3 million remained available for use. In addition, $25.0 million of the $80.0 million non-recourse discounting facility had been utilized. The credit portion of the facility bears interest at LIBOR + 3.75% per annum. The facility is renewable in February 2015.

During the year the weighted average interest rate was 3.09% (2012 – 2.67%, 2011 – 2.96%) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization.

Consolidated Financial Statements INTEROIL CORPORATION 47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

15.	Working capital facilities (cont’d)

The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Working capital credit facility	270,000,000	240,000,000	260,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(23,941,251)	(47,203,152)	-
Discounted receivables*	-	(47,087,327)	(10,030,131)
	(23,941,251)	(94,290,479)	(10,030,131)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(167,722,379)	(139,500,000)	(164,910,000)
Working capital credit facility available for use	78,336,370	6,209,521	85,059,869

* Under the new facility, discounted receivables which are non-recourse are not included in the available for use balance as they fall within the separate $80.0 million facility with BNP Paribas. As at December 31, 2013, there was $24,990,929 discounted receivables outstanding, with $55,009,071 of the non-recourse discounting facility remaining available for use.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $28,749,544 (2012 - $37,340,631, 2011 - $32,982,001) which is being maintained as a security margin for the facility. In addition, inventory of $87,144,665 (2012 - $128,032,234, 2011 - $113,300,109) and trade receivables of $64,781,779 (2012 - $80,564,430, 2011 - $74,265,832) also secured the facility. The trade receivable balance securing the facility includes $37,590,034 (2012 - $24,668,107, 2011 - $53,815,857) of inter-company receivables which were eliminated on consolidation.

(b) Westpac and Bank South Pacific (“BSP”) working capital facility

The Company had an approximately $57,820,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. This facility was decreased in 2013 by $20,650,000 (PGK 50,000,000) as a result of the new secured loan facility obtained (refer to note 16 (d)), reducing the limit to $37,170,000 (PGK 90,000,000). The Westpac facility limit is now approximately $18,585,000 (PGK 45,000,000) after being reduced in August 2013 by $18,585,000 (PGK 45,000,000), and the BSP facility limit is approximately $18,585,000 (PGK 45,000,000) after being reduced in November 2013 by $2,065,000 (PGK 5,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The BSP facility is renewable annually and was renewed in August 2013 through to November 2014. As at December 31, 2013, $12,437,780 (PGK 30,115,690) of this combined facility had been utilized. These facilities are secured by a fixed and floating charge over the assets of Downstream operations. During the year the weighted average interest rate was 9% (Dec 2012 – 10%, Dec 2011 – 9.6%).

Consolidated Financial Statements INTEROIL CORPORATION 48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Secured and unsecured loans

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Secured loan (OPIC) - current portion	-	-	9,000,000
Secured loan (Westpac) - current portion	-	4,286,000	-
Secured loan (ANZ, BSP & BNP Syndication) - current portion	16,000,000	16,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(818,315)	(815,182)	-
Secured loan (BSP & Westpac facility)	24,780,077	-	-
Secured loan (BSP & Westpac facility) - deferred financing costs	(1,012,178)	-	-
Secured loan (Credit Suisse)	100,000,000	-	-
Secured loan (Credit Suisse) - deferred financing costs	(4,174,507)	-	-
Unsecured loan (Mitsui)	-	11,912,297	10,393,023
Total current portion of loans	134,775,077	31,383,115	19,393,023

Secured loan (OPIC) - non current portion	-	-	26,500,000
Secured loan (OPIC) - deferred financing costs	-	-	(462,834)
Secured loan (ANZ, BSP & BNP Syndication) - non current portion	68,000,000	84,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(2,318,575)	(3,124,863)	-
Secured loan (Westpac) - non current portion	-	8,571,000	-
Total non current secured loan	65,681,425	89,446,137	26,037,166

Total secured and unsecured loans	200,456,502	120,829,252	45,430,189

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The interest rate on the loan was equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the quarter ended December 31, 2012, all outstanding amounts under the term loan with OPIC was fully repaid by the Company.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan was secured by a fixed and floating charge over the assets of Downstream operations. The loan was fully repaid during the year ended December 31, 2013.

(c) ANZ, BSP & BNP Syndicated Loan

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. The loan is secured over the fixed assets of the refinery which have a carrying value of $181,552,778 at December 31, 2013. The interest rate on the loan is equal to LIBOR plus 6.5%. During the year ended December 31, 2013 the weighted average interest rate was 6.97% (Dec 2012 – 6.81%) and the total interest expense included in finance costs was $6,555,185 (Dec 12 - $946,833).

The principal of the secured loan facility is repayable in ten half yearly installments over the period of five years. The first four half yearly installments are for an amount of $8,000,000 each, the next two installments are for an amount of $10,000,000 each, and the final four installments are for an amount of $12,000,000 each. The interest payments are to be made either in quarterly or half yearly payments, at the Company’s election which has be made in advance of the interest period. As at December 31, 2013, two installment payments amounting to $8,000,000 each which will be due for payment on May 9, 2014 and November 9, 2014 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of equity cover and debt service cover and limitations on the incurrence of additional indebtedness. As of December 31, 2013, the company was in compliance with all applicable covenants. Deferred financing costs relating to the loan of $3,136,890 as at December 31, 2013 are being amortized over the period until November 2017.

Consolidated Financial Statements INTEROIL CORPORATION 49

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Secured and unsecured loans (cont’d)

(d) Credit Suisse Secured Facility

On November 11, 2013, the Company entered into a $250.0 million secured syndicated capital expenditure facility led by Credit Suisse AG related to an approved seismic data acquisition and drilling program. In addition to Credit Suisse, the participating lenders are CBA, ANZ, UBS AG, Macquarie, BSP, BNP Paribas and Westpac. The facility is secured by the Company’s existing Upstream and Corporate entities. As at December 31, 2013, $100.0 million of the facility had been drawn down, and the remaining $150.0 million remained available for draw down at the Company’s discretion. Subsequent to year end, a further $50.0 million of the facility had been drawn down. During the year ended December 31, 2013 the weighted average interest rate was 5.65% and the total interest expense included in finance costs was $471,201. Deferred financing costs relating to the loan of $4,174,507 as at December 31, 2013 are being amortized over the period until March 2014. The facility was initially payable in full within two months of announcing any sale or disposal of the Company’s interest in the Elk and Antelope fields. Subsequent to year end, the lenders approved a request to extend this repayment date until April 30, 2014 or the completion of any sale agreement, whichever is earlier. Post completion of the Total SPA on March 26, 2014, this facility is expected to be repaid in April 2014.

(e) BSP & Westpac Secured Facility

On August 19, 2013, the Company entered into a one year $75.0 million equivalent combined secured loan facility with Westpac and BSP to be drawn in tranches, in either USD and/or PGK. Borrowings under the facility were to be used for exploration and drilling activities with $37.5 million available immediately, and a further $37.5 million to be available upon the execution of an agreement in relation to the monetization of the Elk and Antelope resource. Subsequent to the closing of the Credit Suisse facility noted above, the second available tranche of $37.5 million was cancelled, and BSP and Westpac have participated within the Credit Suisse led syndication facility. In addition, on November 15, 2013, the loan facility was further amended to reduce the combined limit to approximately $24.8 million (PGK 60.0 million) with the principal repayment to be made in quarterly installments of PGK2.5 million beginning December 31, 2013, with the remaining balance to be fully repaid in the third quarter of 2014.

(f) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The joint venture was to be entered into for equal shares between Mitsui and the Company. The amount financed by Mitsui for the Company’s proportion of cash calls was treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project was held in current liabilities.

On July 16, 2013, the Company entered into a Settlement and Termination Deed with Mitsui following the termination of the CSP JVOA on February 28, 2013. In accordance with the Deed, the Company repaid Mitsui $6,250,000 in relation to the option to acquire interests in the Elk and Antelope fields, $9,537,212 on July 31, 2013, $9,194,376 on August 30, 2013 and $9,394,159 on September 30, 2013 being the three installments required in relation to Mitsui’s share of capital expenditure incurred, the unsecured loan, together with interest thereon. The facility has now been fully repaid.

17.	Indirect participation interests

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Indirect participation interest (PNGDV) - current portion	-	1,384,492	540,002
Indirect participation interest ("IPI") - current portion	12,097,363	13,861,905	-
Total current indirect participation interest	12,097,363	15,246,397	540,002

Indirect participation interest (PNGDV) - non current portion	-	-	844,490
Indirect participation interest ("IPI") - non current portion	7,449,409	16,405,393	33,290,350
Total non current indirect participation interest	7,449,409	16,405,393	34,134,840

Total indirect participation interest	19,546,772	31,651,790	34,674,842

As at December 31, 2013, the IPI liability relating to three exploration wells that are expected to be drilled within the next twelve month period have been transferred to the current portion of the liability.

Consolidated Financial Statements INTEROIL CORPORATION 50

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Indirect participation interests (cont’d)

(a) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s PPL 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The location of the other two wells is yet to be determined. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.

InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. Cash calls made in advance are shown as a liability when received and reduced as amounts are spent on the extended well programs, whereas cash calls made in arrears are shown as a reduction to amounts previously recognized as receivable as the amounts were spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares. InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2013.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option. The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PRL for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

When an investor elects to participate in a PRL or when the investor forfeits the conversion option, conveyance accounting will be applied. This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the income statement.

From the date of the agreement up to December 31, 2013, the following transactions have occurred:

(i) Increase in InterOil’s direct interest in the IPI program by 9.8614% due to the following:

-	Conversion of IPI interests: Prior to the year ended December 31, 2013, certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares. These conversions reduced the initial IPI liability balance by $13,851,160 and the initial conversion option balance by $2,860,000.

-	Buyback of IPI interests by the Company: Prior to the year ended December 31, 2013, certain IPI investors representing a 6.2864% interest in the IPI agreement have sold their interest to the Company. Subsequent to year end, on March 26, 2014, the Company completed the acquisition of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under Total SPA..

(ii) Waiver or forfeiture of conversion rights resulting in conveyance accounting

-	Certain IPI investors representing a 14.1386% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,885,147 common shares, including 1.0536% interest waived during the year ended December 31, 2013. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $37,091,615.

Consolidated Financial Statements INTEROIL CORPORATION 51

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Indirect participation interests (cont’d)

-	During the year ended December 31, 2012, several IPI investors were registered on PRL 15. Under the IPI Agreement, when an investor is registered on a PRL, they forfeit their right to convert their IPI percentage into common shares. One of the investors now registered on PRL 15 had not previously waived their right to convert their 1% percent interest into 133,333 common shares. Therefore, following registration on PRL 15, their conversion rights have now been forfeited and conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,015,368.

-	As at December 31, 2013, none of the IPI investors had any conversion rights outstanding. During the year ended December 31, 2013, the gain recognized for the conveyance accounting of IPI accounting was $500,071.

(b) Indirect participation interest – PNGDV

As at December 31, 2013, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 236, 237 and 238 is nil (Dec 2012 - $1,384,492, Dec 2011 - $1,384,492). This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation. During the year ended December 31, 2013, the remaining balance of this obligation was allocated against the costs incurred during the year on preparatory work on two exploration wells, although the obligation to drill these two wells remains outstanding as at December 31, 2013. PNGDV has a 6.75% interest in the four exploration wells.

PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

(c) PNG Energy Investors

PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, had the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. In order to participate, PNGEI would be required to contribute for each exploration well, a) $112,500 per percentage point or b) where the well is planned to be drilled beyond 2,000 meters, $112,500 per percentage point plus actual cost over $1,000,000 charged pro-rata per percentage point.

On October 24, 2013, the Company entered into an Exchange Agreement with PNGEI to buyback their 4.25% indirect participation interest percentage under the Amended IPI Agreement dated May 12, 2004, including their interest and rights to future distributions in exchange for 100,000 common shares of the Company, valued at $6,837,000. The full amount of this settlement has been recognized as an expense and is included under ‘exploration costs’ in the consolidated income statement.

18.	Contributions from joint venture partner

On July 27, 2012, the Company executed a farm in agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL 237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG also received a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carried costs). Certain other indirect participating interest holders have also elected to participate in the farm-in transaction and are therefore also entitled to credits for 5.108116% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will also be adjusted against their cash calls receivable balance. Amounts paid to PacLNG (including commission fee) or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

Consolidated Financial Statements INTEROIL CORPORATION 52

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

18.	Contributions from joint venture partner (cont’d)

As at December 31, 2013, PRE has paid the full amount of the staged cash payments of $116.0 million. Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the payment of $20.0 million is non-refundable, conveyance accounting was applied to this payment during the year ended December 31, 2012. The remaining $96.0 million is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Initial Cash Payment are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The credit of $27.3 million due to PacLNG and other indirect participating interest holders as a result of the Initial Cash Payment of $96.0 million has been adjusted against their cash calls receivable balance. In addition, the 2.5% commission payable to PacLNG of $2.4 million has been paid to PacLNG during the quarter ended June 30, 2013. However, as the $96.0 million is potentially refundable to PRE if they decide to exit the program, the $27.3 million credit allocated to PacLNG and other indirect participating interest holders and the 2.5% commission payable to PacLNG are also refundable from PacLNG and have therefore been recognized as a non-current receivable.

19. Asset retirement obligations

The Company plans to dismantle the refinery and restore the site when the refinery is decommissioned. In January 2013, Management received the final results of an independent assessment of the potential asset retirement obligations of the refinery at the time of decommissioning. This assessment supported the value of the provision of $4,100,735 that was originally recognized in 2011 for the present value of the estimated expenditure required to complete this obligation. The inflation factor used in the independent assessment of the retirement obligation is 2.6% and the fair value of the best estimate was derived based on discounting the obligation to the current period end using a discount rate of 7.78%. These costs have been capitalized as part of the cost of the refinery and are depreciated over the life of the asset. The provision will be accreted over the remaining useful life of the refinery to bring the provision to the estimated expenditure required at the time of decommissioning. The accretion expense for the year ended December 31, 2013 was $356,830 (Dec 2012 - $331,096, Dec 2011 - $159,356).

The following table shows the movement in the asset retirement obligation during the period:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Opening balance	4,978,334	4,562,269	-
Initial recognition of provision	-	-	4,100,735
Accretion of provision	356,830	331,096	159,356
Foreign exchange impact on translation of provision	(387,147)	84,969	302,178
Closing balance	4,948,017	4,978,334	4,562,269

20.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Consolidated Financial Statements INTEROIL CORPORATION 53

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Share capital and reserves (cont’d)

(a) Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2011	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	265,440	7,087,574
Shares issued on vesting of restricted stock units under Stock Incentive Plan	50,079	2,999,138
Shares issued on buyback of non-controlling interest	5,000	243,850

December 31, 2011	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	411,760	18,860,865
Shares issued on vesting of restricted stock units under Stock Incentive Plan	74,567	3,817,277

December 31, 2012	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	408,667	11,329,836
Shares issued on vesting of restricted stock units under Stock Incentive Plan	101,177	7,055,681
Shares issued on buyback of PNGEI interest (note 17)	100,000	6,837,000

December 31, 2013	49,217,242	953,882,273

(b) Preferred shares - No preferred shares are issued, or were issued at any time during the year ended December 31, 2013 (Dec 2012 – nil, Dec 2011 - nil).

(c) Nature and purpose of reserves

-	Foreign currency translation reserve: Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

-	Available-for-sale financial assets: Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

-	Conversion options: This reserve is used to recognize the value of the conversion option included in the agreement with IPI investors (refer to note 17). This balance will reduce when IPI investors sell their interest back to the Company or waive their conversion options.

-	Contributed surplus: The contributed surplus reserve is used to recognize the fair market value of employee stock options and restricted stock units that have not been forfeited or been exercised. In addition, when IPI investors waive their conversion options, the balance in the conversion options equity account is transferred to contributed surplus.

21.	2.75% convertible notes

On November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years. The note holders have the right to convert their note into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share). The Company has the right to redeem the notes if the daily closing sale price of the common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period. Accrued interest on these notes is to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

Consolidated Financial Statements INTEROIL CORPORATION 54

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	2.75% convertible notes(cont’d)

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036. The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value. During the year ended December 31, 2013, $2,000 of notes was converted in exchange for cash, leaving $69,998,000 of convertible notes outstanding at December 31, 2013.

The accretion expense relating to the note liability for the year ended December 31, 2013 was $3,617,760 (Dec 2012 - $3,408,951, Dec 2011 - $3,212,141). In addition to the accretion, interest at 2.75% per annum has been expensed for the year ended December 31, 2013 amounting to $1,924,959 (Dec 2012 - $1,925,000, Dec 2011 - $1,925,000). The interest payable up to November 2013 was paid in cash.

22.	Stock compensation

(a) Stock options

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable for common shares on a 1:1 basis. Individuals are granted options which only vest if certain performance standards are met, with the vesting of the majority of options issued only being reliant on the individual remaining employed with the Company for a certain time period, while the vesting of some options granted are reliant on various performance conditions. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules. Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

	December 31, 2013		December 31, 2012		December 31, 2011
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,066,067	36.20	1,487,827	30.97	1,688,267	27.31
Granted	90,000	71.07	90,000	57.24	110,000	59.89
Exercised	(408,667)	(16.74)	(411,760)	(28.32)	(265,440)	(16.91)
Forfeited	(240,000)	(54.39)	(100,000)	(9.80)	(45,000)	(47.33)
Expired	-	-	-	-	-	-
Outstanding at end of period	507,400	49.46	1,066,067	36.20	1,487,827	30.97

At December 31, 2013, in addition to the options outstanding as per the above table, there were an additional 1,146,842 (2012 – 1,101,357, 2011 – 1,176,531) common shares reserved for issuance under the Company’s 2009 stock incentive plan as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	-	-	-	-	-
12.01 to 24.00	110,000	15.79	0.03	110,000	15.79
24.01 to 31.00	17,400	25.85	0.48	19,400	25.85
31.01 to 41.00	-	-	-	-	-
41.01 to 51.00	-	-	-	-	-
51.01 to 61.00	230,000	53.34	1.70	30,000	57.24
61.01 to 71.00	30,000	66.58	1.63	30,000	66.58
71.01 to 81.00	120,000	72.01	3.82	30,000	74.82
	507,400	49.46	2.29	219,400	37.36

Consolidated Financial Statements INTEROIL CORPORATION 55

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

22.	Stock compensation (cont’d)

Aggregate intrinsic value of the 507,400 options issued and outstanding as at December 31, 2013 is $14,995,145. Aggregate intrinsic value of 219,400 options exercisable as at December 31, 2013 is $4,931,230. The weighted-average grant-date fair value of options granted during 2013 was $41.77 (2012 - $36.30, 2011 - $37.46). The total intrinsic value of options exercised during the year ended December 31, 2013 was $4,489,908 (2012 - $7,197,804, 2011 - $2,598,871). Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2013 was $6,839,928 (2012 - $11,663,059, 2011 - $4,488,703). The weighted-average share price at the date of exercise of options exercised during the year ended December 31, 2013 was $81.77 (2012 - $74.95, 2011 - $61.54).

The fair value of the 90,000 (2012 – 90,000, 2011 – 110,000) options granted during the year ended December 31, 2013 has been estimated at the date of grant in the amount of $3,759,178 (2012 - $3,267,229, 2011 - $4,121,016) using a Black-Scholes pricing model. An amount of negative $3,154,490 (2012 – positive $2,903,133, 2011 – positive $9,839,824) has been recognized as compensation expense for the year ended December 31, 2013. The current year compensation expense of negative $3,154,490 (2012 – positive $2,903,133, 2011 – positive $9,839,824) was adjusted against contributed surplus under equity and $4,489,908 (2012 - $7,197,804, 2011 - $2,598,871) was transferred to share capital on exercise of options, leaving a net impact of $7,644,398 (2012 - $4,294,671, 2011 - $7,240,953) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2013	Jul 1 to Dec 31	0.6	-	73	5.0
2013	Jan 1 to Jun 31	0.4	-	73	5.0
2012	Jan 1 to Dec 31	0.5	-	80	5.0
2011	Apr 1 to Dec 31	0.4	-	78	5.0
2011	Jan 1 to Mar 31	1.2	-	79	5.0

The expected volatility used in the Black Scholes pricing model has been based on historical volatility of the Company’s common shares for the period based on the expected life of the options.

(b) Restricted stock

Restricted stock may be issued to directors, certain employees and to a limited number of contractor personnel under the Company’s 2009 stock incentive plan. Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to three years after the date of grant.

	December 31, 2013		December 31, 2012		December 31, 2011
Restricted stock units outstanding	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $
Outstanding at beginning of period	153,484	63.89	152,190	61.54	124,192	56.99
Granted	120,378	75.70	97,850	57.16	97,069	67.06
Exercised	(112,331)	(70.24)	(83,880)	(53.07)	(50,079)	(59.89)
Forfeited	(15,863)	(70.99)	(12,676)	(66.86)	(18,992)	(64.34)
Expired	-	-	-	-	-	-
Total	145,668	66.97	153,484	63.89	152,190	61.54

An amount of $7,925,461 (2012 - $4,978,933, 2011 - $4,881,563) has been recognized as compensation expense for the year ended December 31, 2013. The current year compensation expense of $7,925,461 (2012 - $4,978,933, 2011 - $4,881,563) was adjusted against contributed surplus under equity and $7,890,213 (2012 - $4,451,655, 2011 - $2,999,138) was transferred to share capital on vesting of stock units, leaving a net impact of $35,248 (2012 - $527,278, 2011 - $1,882,425) on contributed surplus.

Consolidated Financial Statements INTEROIL CORPORATION 56

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Earnings/(Loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,385,072 common shares at prices ranging from $15.79 to $95.63 were outstanding as at December 31, 2013 but were not included in the computation of the diluted loss per share in respective periods because they caused the loss per share to be anti-dilutive. Some of the diluted instruments outstanding at December 31, 2012 and December 31, 2011 were included in the computation of the diluted earnings per share for the year ended December 31, 2012 and December 31, 2011 respectively.

Potential dilutive instruments outstanding	Number of shares December 31, 2013	Number of shares December 31, 2012	Number of shares December 31, 2011
Employee stock options	507,400	1,066,067	1,487,827
Employee Restricted Stock	145,668	153,484	152,190
IPI Indirect Participation interest - conversion options	-	140,480	340,480
2.75% Convertible notes	732,004	732,025	732,025
Total stock options/shares outstanding	1,385,072	2,092,056	2,712,522

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the year ended December 31, 2013, December 31, 2012 and 2011 is the net profit/loss as per Consolidated Income Statement. This is due to the fact that the inclusion of convertible securities in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic and Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$

Basic	48,793,986	48,352,822	47,977,478
Employee stock options	-	584,308	803,507
Employee restricted stock	-	117,351	88,985
Indirect participation interest	-	302,775	340,480
Other	-	-	3,740
Diluted	48,793,986	49,357,256	49,214,190

24.	Interests in Joint Ventures – Equity Accounted

The Company’s interests in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and PacLNG. PNG LNG Inc. is resident in The Bahamas with subsidiaries resident in PNG and Australia, the principal activity of which is the previously proposed joint venture of the development of an LNG plant in PNG.

As at December 31, 2013, InterOil LNG Holdings Inc. holds 77.165% of the ‘B’ Class shares of PNG LNG Inc. However, InterOil LNG Holdings Inc. holds 52.5% economic interest in the LNG project, subject to the exercise of PacLNG’s rights to the ‘B’ Class shares on payment of cash calls.

As a result of the change in IFRS 11, effective January 1, 2013, the Company has reclassified its involvement with PNG LNG Inc. from a jointly controlled entity to a joint venture. The Company has assessed its interest in the joint arrangement as a joint venture as the assets and liabilities held in PNG LNG Inc. and its subsidiaries are the assets and liabilities of those entities and not the assets and liabilities of the parties to the joint arrangement. The separate vehicle is to be considered in its own right and as such the PNG LNG joint arrangement is considered to be a joint venture. In addition, under the agreement, both parties have joint control of the arrangement as decisions about the relevant activities of the arrangement require the unanimous consent of the parties sharing control, further indicating that the joint arrangement is a joint venture.

The Company’s interests in PNG LNG Inc. were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

Consolidated Financial Statements INTEROIL CORPORATION 57

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

24.	Interests in Joint Ventures – Equity Accounted (cont’d)

As a result of this change in accounting, the investment in PNG LNG Inc. as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc. previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting.

On August 6, 2013, the Company entered into an agreement with PacLNG in relation to their interest in the PNG LNG joint venture whereby their interest was aligned with the interest they have in the Upstream operations of the Company, and their share of historical joint venture costs was accepted and settled. In effecting the terms of this agreement, PacLNG will be issued 185,286 ‘B’ Class shares in the joint venture and a net 3,565,300 shares on issue to the Company are to be cancelled. Following the alignment, the Company’s interest in the joint venture is 77.165% and PacLNG’s interest is 22.835%.

To date the Company has a recognized deferred gain of $9,566,992 on its contributions to PNG LNG Inc. arising from the initial contribution of assets to the joint venture which did not have a reliably measurable fair value. This deferred gain may increase/decrease as the other joint venture partners decrease/increase their shareholding in the project. The transaction on August 6, 2013 reduced the Company’s interests in PNG LNG from 84.582% (Dec 2012) to 77.165%, but increased the Company’s share of the net assets of the joint venture from $9,922,089 to $27,124,830. Consequently the Company recognized a gain on the transaction of $2,619,420 and the carrying amount of the investment in PNG LNG increased from a net deferred gain balance of $9,222,089 as December 31, 2012 (Dec 2011 - $10,412,275) to an investment balance of $17,557,838 at December 31, 2013. Any deferred gain will be recognized in the consolidated income statement when/if the fair value of the contributed assets can be reliably measured.

Information relating to the joint venture is set out below.

	As at
	December 31,	December 31,	December 31,	January 1,
	2013	2012	2011	2011
	$	$	$	$

Share of partnership's assets and liabilities
Current assets:
Cash and cash equivalents	96,416	139,364	271,172	1,151,963
Other current assets	-	67	5,918	6,757
Total current assets	96,416	139,431	277,090	1,158,720
Non-current assets:
Goodwill	7,206,569	6,626,317	6,626,317	6,626,317
Plant and equipment	-	446	12,570	38,562
Oil and gas properties	19,849,484	19,499,047	9,302,415	4,126,416
Total non-current assets	27,056,053	26,125,810	15,941,302	10,791,295
Total assets	27,152,469	26,265,241	16,218,392	11,950,015

Current liabilities:
Trade and other payables	27,639	1,712,898	3,283,204	2,611,507
Due to related parties	-	14,630,254	2,522,913	957,171
Total current liabilities	27,639	16,343,152	5,806,117	3,568,678
Total non-current liabilities	-	-	-	-
Total liabilities	27,639	16,343,152	5,806,117	3,568,678

Net assets	27,124,830	9,922,089	10,412,275	8,381,337
Allocation against deferred gain on contributions	(9,566,992)	(9,922,089)	(10,412,275)	(8,381,337)
Investment balance at period end	17,557,838	-	-	-

Consolidated Financial Statements INTEROIL CORPORATION 58

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

24.	Interests in Joint Ventures – Equity Accounted (cont’d)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$

Share of partnership's revenue, expenses and comprehensive income
Interest revenue	313	379	2
Depreciation expense	(441)	(8,139)	(25,633)
Other expenses	(344,202)	(482,426)	(2,636,573)
Gain on disposal of interest in partnership	2,619,420	-	-
Profit/(oss) before income taxes	2,275,090	(490,186)	(2,662,204)
Total comprehensive income/(loss)	2,275,090	(490,186)	(2,662,204)

25.	Related parties

(a) Key management compensation

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services is shown below:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Salaries and other short-term employee benefits	5,388,237	5,314,046	3,985,427
Post-employment benefits	43,621	93,110	94,732
Termination benefits	8,700,000	-	-
Share-based payments	1,575,420	1,439,993	9,341,730
Total	15,707,278	6,847,149	13,421,889

During the year ended December 31, 2013, former CEO Phil Mulacek and former Executive VP Christian Vinson retired.  Compensation paid or payable to these officers upon their retirement was $7.2 million and $1.5 million respectively.

(b) Phil Mulacek consultancy services

Phil Mulacek, a former director of InterOil, provided advisory services to the Company during the year ended December 31, 2013.  Under the agreement with Mr. Mulacek, InterOil paid $25,000 a month for his advisory services from May 1, 2013 to December 31, 2013. Amounts paid or payable to Mr. Mulacek for the year ended December 31, 2013 amounted to $200,000. Mr. Mulacek resigned as a director of the Company on November 14, 2013.

Consolidated Financial Statements INTEROIL CORPORATION 59

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

26.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	146,211	94,219	51,992	-	-	-	-
Secured and unsecured loans	222,604	146,228	24,290	26,860	25,226	-	-
Convertible notes obligations	73,688	1,925	71,763	-	-	-	-
	442,503	242,372	148,045	26,860	25,226	-	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount the Company has committed on these licenses as at December 31, 2013. Further, the terms of grant of PRL 15 require the Company to spend a further $47.1 million on the development of the Elk and Antelope fields by the end of 2015 and the grant of PRL 39 requires the Company to spend a further $67.1 million on the license area by the end of 2018. Subsequent to year end, new petroleum prospecting licenses have been issued with new commitments attached to them - refer below for the details on the new license commitments.

On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238. When these new licenses were approved, petroleum prospecting license commitments noted above as at December 31, 2013 were terminated and replaced with the new license commitments. The new commitments require the Company to spend a total of $532.0 million over their six year term. The three wells, Wahoo-1, Raptor-1 and Bobcat-1, are being drilled under the new licenses, and are part of the new drilling commitments.

(b) Operating lease commitments – Company as lessee

The Company leases various retail service station premises, commercial office properties, residential apartments, motor vessels and office equipment under non-cancellable operating lease agreements. The remaining lease terms are between 1 and 30 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Not later than 1 year	15,512,578	16,252,249	6,983,149
Later than 1 year and not later than 5 years	9,715,551	8,005,845	6,560,263
Later than 5 years	2,445,040	3,123,291	2,957,605
Total	27,673,169	27,381,385	16,501,017

Lease payments for the year ended December 31, 2013 in the income statement amounted to $18,736,626. This amount also includes new leases and renewals of leases negotiated during the year 2013.

(c) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Claim by PNG Customs:

On November 8, 2013, the Company received correspondence from the PNG Customs Service alleging that the Company owes import GST on imports of crude oil for the period January 2009 to October 2013. The claim made by the Customs Service is the same matter that the Company had already settled with the PNG Customs Service in December 2012 with the payment of a penalty due to the time value of money due to certain delays in filing and any associated administrative penalties levied thereon. At that time, the Company had received confirmation from the PNG Customs Service that they considered the matter to be closed and they confirmed that they agree that the import of crude oil for the refinery is exempt from duties and taxes.

Consolidated Financial Statements INTEROIL CORPORATION 60

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

26.	Commitments and contingencies (cont’d)

On November 22, 2013, the Company responded to the PNG Customs Service questioning the validity of the current claim given the correspondence we had previously received from the PNG Customs Service indicating the matter to be closed. On January 31, 2014, the Company received a response from the PNG Customs Service claiming the import GST is still owing. Management is working closely with the PNG Customs Service to have this claim resolved.

Oil Search dispute under PRL 15 joint venture operating agreement:

Subsequent to year end, on March 27, 2014 the Company received notification from Oil Search of a dispute under the Joint Venture Operating Agreement relating to Petroleum Retention License 15 in Papua New Guinea. InterOil will be responding in accordance with the terms of that agreement. Any proceedings commenced by Oil Search seeking to set aside the transaction completed with Total on March 26, 2014, in which Total acquired a 40.1% (gross) interest in PRL 15, will be strongly defended. The Company does not believe any action will be successful, and based on strong legal advice received; the Company does not expect this dispute to have any material financial effect.

27.	Subsequent events

(a)	Total Sale and Purchase Agreement for PRL 15:

Total SPA update:

On December 5, 2013, the Company entered into agreements with Total to sell a gross 61.3% interest (net 47.5%, after PNG government back-in of 22.5%) in PRL 15, which contains the Elk and Antelope gas fields, and to also grant Total an option to farm-in to all our exploration licenses in PNG pursuant to the Total SPA. The Total SPA stipulates fixed and variable resource-based payments that include $613.0 million payable on transaction completion, $112.0 million payable on a final investment decision for a new LNG plant, and $100.0 million payable at first LNG cargo from a proposed LNG facility. In addition to these fixed amounts, Total is obliged to make variable payments for resources in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The payments for resources greater than 5.4 Tcfe will be paid at certification.

Completion of the Total SPA remained subject to government approval and the acquisition by InterOil of minority interests in PRL 15. However, subsequent to year end, on February 27, 2014, Oil Search agreed to acquire shares in certain PacLNG entities that hold a 22.835% interest in PRL 15 for a consideration of $900.0 million plus further contingent payments based on resource certification. Accordingly it became impossible to fulfill one of the conditions precedent to completion of that agreement.

Therefore, on March 26, 2014, the Company signed and closed with Total a revised sale and purchase agreement, under which Total acquired through the purchase of all shares in a wholly owned subsidiary, a gross 40.1275% interest in PRL 15. InterOil retained 35.4839% of the license and immediately became entitled to receive $401.3 million for closing the transaction, receive $73.3 million on a final investment decision for an Elk and Antelope LNG project, and $65.4 million on the first LNG cargo. All fixed and variable resource-based payments that were agreed under Total SPA dated December 5, 2013 continue to apply, including those for exploration, appraisal and resource certification, and are pro-rated according to the new equity split.

Conveyance accounting policy:

Based on the accounting policies followed by the Company conveyance accounting is triggered on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee. If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, or exceeds the original cost of a property, a gain shall be recognized in the amount of such excess. As Elk and Antelope fields do not have proved reserves as at the date of accounting for this transaction, the amounts received are first treated as recovery of cost, and only amounts received over the carrying amount of property is booked as gain on conveyance of the asset.

Preliminary assessment of Conveyance accounting as at March 31, 2014:

The conveyance accounting for the revised Total SPA will be accounted for in the quarter ended March 31, 2014. The following table presents the preliminary view of the cash flows that are expected to be recorded for the quarter ended March 31, 2014.

Consolidated Financial Statements INTEROIL CORPORATION 61

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

27.	Subsequent events (cont’d)

Conveyance accounting (excluding FID and cargo payments, and appraisal carry on wells within PRL 15) based on Gaffney Cline certified best case scenario of 7.01 Tcfe	December 31, 2013
$

Conveyance proceeds receivable	959,111,450

Discounted value of cash flows	906,635,158
Less allocation against oil and gas properties in the balance sheet	(604,348,475)
Expected gain on conveyance	302,286,683

On a conservative basis, no cash flows relating to final investment decision or subsequent first LNG cargo payments relating to Elk and Antelope fields have been included within the cash flows calculation above.

When the transaction is accounted in the quarter ended March 31, 2014, these numbers will change reflecting an updated assessment of the relevant inputs including discount rates and other risk factors relevant to the underlying transaction. At each reporting period these factors will be assessed to take account of any changes to the underlying risk factors used in the calculation along with changes to resource estimates, which will result in a change to the gain on conveyance.

Resource estimate used:

The cash flows listed above have been calculated using the best case scenario provided by Gaffney Cline & Associates (“GCA”) of 7.01 Tcfe for the Elk and Antelope fields, which also underpinned the sale transaction completed by PacLNG entities for their 22.835% interest in PRL 15 license to Oil Search on February 27, 2014. GCA is a recognized certifier under the Total SPA. The interim resource certification under the Total SPA will vary post the completion of up to three appraisal wells that will be drilled within Elk and Antelope fields prior to the certification.

The above calculation also does not take into account any potential discovery bonus payable by Total to InterOil in the event that the required exploration well to be drilled within the PRL 15 Area, but outside the Elk and Antelope fields, is successful in identifying hydrocarbons.

When future resource estimates are received, the discounted cash flow analysis will be updated accordingly. The entries to reflect the change would be to increase or decrease the financial asset based on the updated NPV calculation, reduce any carried forward cost base on the balance sheet to zero, and the remaining balance will be recognized as profit and loss.

(b)	Renewal of Licenses:

On October 16, 2013, the Company applied to the Department of Petroleum and Energy in Papua New Guinea for new licenses over PPL 236, PPL 237 and PPL 238, which were due to expire on March 6 (PPL 238) and March 27, 2014 (PPLs 236 and 237). The Company proposed new work programs and commitments for each new license applied for. On March 6, 2014, these applications were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238.

(c)	Acquisition of minority interests:

Subsequent to year end, on March 26, 2014, the Company completed the acquisition from IPI holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under Total SPA.

Consolidated Financial Statements INTEROIL CORPORATION 62